

Alcon 2005 Annual Report

Seeing
beyond
today



We see a world

where clear vision lasts a lifetime.

Alcon's business is helping people of all ages see the world more clearly. This has been the company's primary focus since its inception and what drives Alcon today. While the goal seems simple, achieving it requires dedication, continuous research and a large commitment of resources. Although significant progress has been made, there is still much to be done. Alcon is ready to meet the challenge.



We see new technologies

that free people from glasses.



ALCON SCIENTISTS BELIEVE AGING DOES NOT NEED TO BE SYNONYMOUS WITH DETERIORATING VISION. The *AcrySof® ReSTOR®* intraocular lens ("IOL") combines innovative technologies to treat the most common vision impairment that occurs late in life — cataracts — and at the same time correct for presbyopia. This revolutionary new multifocal lens has allowed thousands of people to enjoy a full range of quality vision without glasses. Eighty percent of patients in Alcon clinical trials reported never wearing glasses after having an *AcrySof® ReSTOR®* IOL implanted in both eyes, which is the highest level of freedom from glasses ever demonstrated in IOL clinical studies.



We see an end

to blindness from glaucoma.



ALCON'S GOAL IS TO ELIMINATE VISION LOSS FROM GLAUCOMA, ONE OF THE LEADING CAUSES OF BLINDNESS TODAY. A quiet disease, glaucoma has no symptoms, which often results in late diagnosis or poor patient compliance with treatment. Alcon has extensive research programs underway to develop the next generations of glaucoma treatments, as well as technologies to diagnose the disease earlier. Alcon also has developed the *Travatan*™ Dosing Aid that helps patients and their doctors monitor dosing compliance.



We see opportunities

that extend around the world.



THE DEMAND FOR NEW AND INNOVATIVE EYE CARE PRODUCTS IS GROWING THROUGHOUT THE WORLD. In fact, Alcon's sales in developing markets grew twice as fast in 2005 as sales in developed markets. Our operations in China and India, two of the fastest growing economies in the world today, along with the rest of the developing world, will be integral to the continuation of Alcon's growth in the years to come.

We see continual innovation

PHARMACEUTICAL

  

Travatan®   *Vigamox®**   *Nevanac™*

SURGICAL

  

Infiniti®   *ReSTOR®*   *DisCoVisc®*

CONSUMER

  

Systane®   *ICAPS®*   *OPTI-FREE® RepleniSH™*

IN THE SEARCH FOR MORE EFFECTIVE EYE CARE PRODUCTS,
Alcon focuses heavily on research and development. It invested $422 million in 2005 in pursuit of new products to preserve, restore and enhance eyesight worldwide. This represents the largest corporate research investment to advancing eye care in the world. These research efforts continue to feed Alcon's broad and robust product pipeline.

that improves vision and changes lives.

PRODUCTS	STATUS	USAGE	2005	2006	2007	2008+
PHARMACEUTICAL						
TRAVATAN® BAC Free	Filed	Glaucoma				
Patanase® nasal spray	Amending Filing	Nasal Allergy				
Moxifloxacin, new formulation	Phase III	Anti-Infective				
RETAANE® suspension	Amending Filing	Wet AMD				
15(S) HETE	Phase III	Dry Eye				
Rimexolone	Phase II	Dry Eye				
Moxifloxacin/dexamethasone	Phase II	Anti-infective/ anti-inflammatory				
SURGICAL						
LADAR6000™	Filed	Refractive				
CustomCornea®, hyperopia and astigmatism	Filed	Refractive				
AcrySof® ReSTOR® Natural IQ	Advanced Development	Cataract				
Next generation vitreoretinal system	Advanced Development	Vitreoretinal				
Next generation irrigating solution	Phase III	Ocular Surgery				
AcrySof® ReSTOR® Natural IQ Toric	Advanced Development	Cataract				
AcrySof® angle-supported phakic lens	Early Development	Refractive				
CONSUMER						
Systane® enhanced formulation	Advanced Development	Dry Eye				

The dates in dark blue in the table above reflect expected regulatory submission dates for the United States. 2008+ indicates expected U.S. submission in 2008 or later.

Seeing Beyond Today. Three simple words clearly explain Alcon's long history of success in the eye care field. The phrase invokes the importance of discovering new products and technologies that allow eye care professionals to improve their patients' vision and enhance their lives.

But it doesn't stop there. "Seeing beyond today" also communicates Alcon's practice of continually looking forward and preparing for the future in all of its activities. Our historic success has been achieved as a result of our forward thinking, and our future performance will continue to depend on it.

"Seeing beyond today" requires vision and a clear plan. Our consistently strong market position and financial results provide a solid foundation from which we can identify opportunities, develop strategies and implement programs to achieve future success. In 2005, we continued to capitalize on a growing worldwide ophthalmic market by increasing sales by 11.6% to $4.37 billion. This growth rate exceeded expectations as all geographic regions and major product categories posted healthy increases compared to 2004 results. We achieved these results even as we faced increased competition in several key markets and continued efforts by health care payors in many markets to reduce pharmaceutical prices and reimbursement.

Critical to our success has been Alcon's ability to translate that top line growth into strong profit growth. In 2005, operating income increased 5.0% to $1.19 billion, while net earnings rose 6.8% to $931 million or $2.98 per diluted share. These results included a $240.0 million ($196.7 million after taxes) charge to earnings for an unfavorable district court judgment in a patent case and $8.7 million ($11.0 million after taxes) in costs related to an oil depot explosion in the United Kingdom that damaged our adjacent facilities. In addition, 2004 included a $57.6 million recovery

Global Sales
$ in millions



05	**$4,368**
04	$3,914
03	$3,407

Operating Income
$ in millions



05	**$1,188**
04	$1,132
03	$879

Fully Diluted Earnings per Share



05	**$2.98**
04	$2.80
03	$1.92

of prior years' research and development tax credits and related tax settlements. Although the patent ruling was a setback, we have requested a new trial and also appealed the judgment and believe we have sound legal grounds to support our appeal. Importantly, the judge stayed an injunction, which allows us to continue selling our cataract equipment during the appeal process. With respect to the oil depot fire, we are already in the process of initiating claims against the responsible parties to recover our losses.

Adjusted for these items, operating income would have grown 26.9% to $1.44 billion and net earnings would have increased 39.9% to $1.14 billion, clearly achieving our goal of growing ongoing earnings faster than sales. (These non-GAAP measures are reconciled to reported results in the table on page 52 of the Management's Discussion and Analysis of Financial Condition and Results of Operations.) These results were attributable to a number of factors, including improved gross margins due to favorable product mix shifts and currency trends and the restructuring of two license agreements for three important products in our pharmaceutical line. In addition, we benefited from our established global network of manufacturing, distribution, marketing and sales — an infrastructure that requires minimal expansion each year. Strong cash flow from operations allowed us to increase our net cash position, which led to higher interest income. We also reduced our effective tax rate with effective planning and structural changes in our business operations.

During 2005, we expanded our market leadership positions in both ophthalmic pharmaceuticals and ophthalmic surgical products with estimated global shares of 22% and 54%, respectively, while we maintained our solid number two position in consumer eye care products (excluding contact lenses and eyeglasses) with a global share of 18%. We expect to continue to be the industry leader by providing the most comprehensive offering of high-quality eye care products, by selling and servicing these products directly in markets around the world and by integrating our sales and marketing capabilities to take even greater advantage of our unmatched access to eye care professionals.

Sales of pharmaceutical products increased 14.6% to $1.77 billion, led by increases in our flagship glaucoma product, *Travatan®* ophthalmic solution, and our market-leading antibiotics, *Vigamox®** ophthalmic solution for eye infections and, in the United States, *Ciprodex®†* otic suspension for ear infections. In September, we launched *Nevanac™* ophthalmic suspension, a new non-steroidal anti-inflammatory eye drop for use after cataract surgery, and captured more than 20% of the U.S. ophthalmic NSAID prescriptions in December.

Ophthalmic surgical sales rose 11.2% to $2.02 billion as the family of *AcrySof®* intraocular lenses continued to gain market share in the U.S. and in many other important markets. Furthermore, the value of this franchise increased as more and more surgeons converted to newer-technology lenses, including our *AcrySof® IQ* and *AcrySof® ReSTOR®* lenses. The *AcrySof® ReSTOR® Natural* lens is truly remarkable in that it not only provides the combined benefits of the *AcrySof®* lens material, single-piece design and blue-light filtering, but also allows the vast majority of cataract patients to rid themselves of glasses after cataract surgery. In a landmark ruling that acknowledged the technological breakthrough of presbyopic correcting lenses, the U.S. Centers for Medicare and Medicaid Services provided cataract patients with easier access to this lens by giving them the option of paying the additional costs related to their presbyopia treatment in order to gain freedom from glasses.

Sales of our consumer products, which include contact lens care solutions, ocular vitamins, artificial tears and other over-the-counter drops for dry and allergic eyes, grew 4.9% to $583.9 million. While contact lens care is a slower growing product line characterized by flat demand and increased competition, it remains a very profitable part of our business. Combined sales of our other consumer products grew 11.4% as more consumers became aware of, and increased their use of, new products like *Systane®* lubricant eye drops.

"Seeing beyond today" naturally requires that we invest heavily in research and development programs now to discover the drugs and technologies that will be used to treat eye disease in the future. To that end, we spent more than $420 million to advance our pipeline of potential new products in 2005, with 70% of that being spent on age-related eye disease. To enhance our internal capabilities, we have also entered into numerous screening, research collaboration and licensing agreements with other parties over the past 18 months. Our research efforts are intently focused on developing drugs that address currently untreated or undertreated conditions such as macular degeneration, macular edema, diabetic retinopathy and dry eye, while still advancing better treatments for glaucoma, allergy, cataracts and other serious eye conditions. All of our efforts are designed to enrich the Alcon portfolio — not just this year or next, but for many years to come.

Important accomplishments in 2005 were approvals in the U.S. of the *AcrySof® ReSTOR®* and *Acrysof® Toric Natural* intraocular lenses, *Nevanac™* ophthalmic suspension, *DisCoVisc®* viscoelastic solution and *OPTI-FREE® RepleniSH™* contact lens disinfecting solution. These new products strengthened our product portfolio, and we expect them to contribute significantly to future sales growth. Two recent disappointments were decisions by the U.S. Food and Drug Administration ("FDA") regarding *RETAANE®* 15mg suspension and *Patanase®* nasal spray. We have recently been told by the FDA that we will need to conduct at least one additional clinical study to demonstrate the beneficial effect of *RETAANE®* suspension in the treatment of macular degeneration. With respect to *Patanase®*, the FDA advised us that we would have to reformulate the product to remove or reduce an inactive ingredient. We have commenced this process and we are now testing new formulations in anticipation of developing the data package to support further FDA review.

"Seeing beyond today" means that we must recognize and respond to the fact that our fastest growing markets are in less-developed countries. Approximately 85% of our sales presently come from developed markets, but sales in emerging markets grew more than twice as fast in 2005 as those in developed markets. The driving force behind this trend is that more people in less-developed countries can afford, and are seeking out, the advanced eye care drugs and devices that Alcon markets globally. This trend is in its infancy today, but we have deployed the resources to capitalize on it for many years into the future. We have expanded the global infrastructure developed over the past 45 years and implemented into new markets the marketing and sales management tools we have used successfully in developed markets. Over the next 25 years, the number of people over the age of 65 in less-developed countries will more than double to over one billion. These will be people who are most at risk for the majority of serious eye diseases. Alcon intends to provide them with the best drugs and devices to preserve, restore and enhance their vision so they can live their lives to the fullest.

"Seeing beyond today" means that we must continue to support and work in partnership with important eye care organizations around the world to reduce the incidence of avoidable blindness. Our commitment to this goal has led us to become the largest eye care industry contributor to ORBIS, the Flying Eye Hospital. This tremendously valuable organization not only provides needed eye care services to people in remote and impoverished communities, but also trains and educates health care providers in these communities so they can provide eye care after ORBIS leaves. Creating this eye care infrastructure today is integral to establishing the basis on which to build the comprehensive eye care services of tomorrow. In addition to this major initiative, we contributed $48 million in cash and products to charitable activities in 2005. We are now in our 43rd year of providing support to low-income glaucoma patients with free medications, as well as coordinating annual product donations in support of more than 1,200 medical missions in over 90 countries to preserve and restore vision. Together, these programs served 50,000 people who might otherwise have continued to live with impaired vision or been at risk of losing their eyesight.

R&D Investment
$ in millions



05	**$422**
04	$390
03	$350

Sales per Employee
$ in thousands



05	**$344**
04	$321
03	$286

Global Humanitarian Contributions
$ in millions



05	**$48**
04	$38
03	$26

"Seeing beyond today" means we must continue to tap into the capabilities and creativity of our 12,700 employees around the world. It will be through their dedication, diligence and future contributions that Alcon's vision will be realized. That vision is to be the most trusted company in eye care and the first choice of eye care professionals and their patients. To achieve this goal, we must embrace our diverse global workforce and provide our people with the training and development opportunities that will allow them to meet the needs of their customers today and in the future. I have traveled extensively around the world to visit with many of our affiliates, and I am incredibly proud of all they are doing in their local markets to advance our business and build valuable relationships that will sustain and propel Alcon for years to come. Throughout our company — whether in researching new medicines, developing innovative surgical devices, manufacturing and servicing high quality products, selling and marketing our products or enhancing the efficiency of our organization — our employees bring passion to their jobs and make Alcon the success that it is.

Throughout this annual report you will find information about Alcon's business and how each of its product lines performed and contributed to the company's overall results. As shareholders, I hope you find this informative and helpful in understanding how Alcon maintains its leadership position, grows consistently and profitably and creates value for its shareholders. But we at Alcon are not focused on our past success. Rather, we are dedicated to seeing beyond today and to realizing the opportunities and meeting the challenges of tomorrow. Thank you for your support of, and confidence in, our company.



Cary Rayment
Chairman, President and
Chief Executive Officer
Alcon, Inc.
March 15, 2006

ALCON EXECUTIVE TEAM



From left to right: **André Bens, Ph.D.,** Senior Vice President, Global Manufacturing and Technical Operations; **Gerald D. Cagle, Ph.D.,** Senior Vice President, Research & Development and Chief Scientific Officer; **Cary Rayment,** Chairman, President and Chief Executive Officer; **Jacqualyn Fouse,** Senior Vice President, Chief Financial Officer and Corporate Strategy; **Kevin J. Buehler,** Senior Vice President, Alcon United States and Chief Marketing Officer

SURGICAL

Alcon offers the industry's most comprehensive portfolio of ophthalmic surgical products, enabling surgeons to achieve optimal results for their patients. As the worldwide leader in ophthalmic surgical products, Alcon occupies the premier position in surgical suites across the globe and manufactures and markets products for virtually all ocular surgical procedures. In 2005, sales of our surgical product line grew 11.2% to $2.02 billion, a growth fueled by new product introductions, global expansion, and market share gains.

Sales of intraocular lenses grew 15.8% to $676.3 million in 2005 as a result of the impressive market share growth of our *AcrySof®* lenses. The key to our success in this area is that we continually evolve our lenses to deliver advanced technology with the goal of achieving better patient outcomes. Innovations have included the incorporation of blue-light filtering into the *AcrySof® Natural* lens to reduce the amount of harmful high-frequency blue light that reaches the retina, and the addition of an aspheric design for the *AcrySof® IQ* intraocular lens to reduce spherical aberration of the cornea and improve contrast sensitivity.

The most exciting recent innovation in lens technology has been the *AcrySof® ReSTOR®* lens, which was introduced in the United States in 2005, 18 months after it debuted in Europe. This unique optic design dramatically raises the bar for clinical outcomes in cataract surgery. Clinical studies demonstrated that 80% of patients with *AcrySof® ReSTOR®* lenses in both eyes did not need glasses after surgery for any activity. With these clinical results supporting the launch, *AcrySof® ReSTOR®* lens sales accelerated quickly in the United States, contributing to global sales of $54.2 million for *AcrySof® ReSTOR®* in 2005. In order to help ensure that surgeons

No. 1 Share Position
Surgical Sales and Growth Rates
$ in millions



05	$2,017 (+11%)
04	$1,814 (+14%)
03	$1,586 (+10%)



The most exciting recent innovation in lens technology has been the *AcrySof® ReSTOR®* lens. This unique optic design dramatically raises the bar for clinical outcomes in cataract surgery. Clinical studies demonstrated that 80 percent of patients with *AcrySof® ReSTOR®* lenses in both eyes did not need glasses after surgery for any activity.

are able to meet the growing expectations of patients, who now demand and can receive freedom from glasses, we provide all ophthalmologists with a two-part training regimen before they begin using the *AcrySof® ReSTOR®* lens in their practices. By the end of January 2006, 4,700 U.S. ophthalmologists had completed the initial phase of training, 2,900 had completed the second phase, and 2,000 had actually implanted an *AcrySof® ReSTOR®* lens.

Sales of cataract and vitreoretinal equipment, procedure packs, solutions and accessories grew 10.0% to $1,284.4 million in 2005. Cataract equipment sales increased 26.2% on record sales of our *Infiniti®* vision system. Besides offering flexibility to the ophthalmic surgeon with a multi-modal energy delivery platform for lens extraction, in 2005 we added the *OZil™* torsional handpiece, which makes surgery safer and more efficient. We also launched *DisCoVisc®* viscoelastic solution in 2005, which rounded out our category-leading line of viscoelastics and helped push our U.S. market share of viscoelastics above 60% in December. Our *Custom Pak®* surgical procedure packs continued to show solid global growth, in turn affording ophthalmic surgeons and their staffs maximum efficiency by allowing them to customize and sequence single-use products required for surgical procedures. We estimate that the majority of cataract surgeries performed in the United States used a *Custom Pak®* surgical procedure pack.



AT ALCON'S STATE-OF-THE-ART CATARACT EQUIPMENT MANUFACTURING FACILITY, LOCATED IN IRVINE, CALIFORNIA, our researchers, engineers and scientists focus on advancing the safety, effectiveness, and speed of cataract removal and vitreoretinal surgery. This research and development facility is focused on continuous innovation of our market-leading equipment and handpieces.

As we look to the future, we expect
to maintain our global leadership
position in the surgical suite. Our
focus will remain on helping surgeons
produce the best results for their
patients by continuously improving
our product offerings in equipment,
lenses and accessories.

Sales of vitreoretinal surgical equipment were up 21.1% in 2005, while sales of related disposables were up 18.7%. When used with the *Accurus*® surgical system, our 25-gauge technology system enhances ease of use as well as surgeon control and efficiency, all of which are significant factors in successful outcomes. In 2005, the unit-rate of growth of *Accurus*® packs for vitreoretinal surgery was greater than the growth rate in the underlying U.S. market, resulting in increased market share. The dollar sales growth rate was even greater than the unit growth rate as premium packs containing high performance 25-gauge technology became a larger part of our sales mix.

Our refractive surgical product line continued to operate in a challenging environment as 2005 sales declined 10.5% to $56.2 million. Sales of new refractive equipment and procedure fees both declined. Procedure fee revenue benefited from an 11.5% increase in *CustomCornea*® procedure fees, reflecting increased patient demand for the benefits of custom LASIK procedures.

As we look to the future, we expect to maintain our global leadership position in the surgical suite. Our focus will remain on helping surgeons produce the best results for their patients by continuously improving our product offerings in equipment, lenses and accessories.



PRESERVING AND ENHANCING SIGHT WORLDWIDE REQUIRES EXTENSIVE AND CONTINUOUS EDUCATION highlighting the latest procedures and technologies. Alcon is committed to providing comprehensive, high-quality and practical information to eye care professionals the world over — helping them keep their knowledge and skills updated to ensure the best treatment and outcomes for their patients.

PHARMACEUTICAL

In 2005, Alcon maintained its position as the worldwide leader in ophthalmic pharmaceuticals by generating healthy growth across the breadth of our product line. With our large and experienced global sales force, we are unmatched in our ability to reach ophthalmologists worldwide and support their efforts to provide the best care for their patients. Sales of our pharmaceutical products increased 14.6% to $1.77 billion in 2005, the result of market share gains, new product launches and the continued global expansion of our drug portfolio.

Our glaucoma franchise sales grew 18.1% to $621.4 million in 2005. *Travatan®* ophthalmic solution led the franchise with sales growth of 37.8%, as the product's global reach expanded to more than 100 countries and benefited from several major U.S. managed care formulary advantages. *Azopt®* ophthalmic suspension also contributed to our strong performance in glaucoma, especially in countries outside the United States. These two products offset slower or declining sales of older-generation drugs in our portfolio.

Anti-infectives and anti-inflammatories grew 11.7% to $639.9 million in 2005, paced by the 39.6% growth in sales of *Vigamox®** ophthalmic solution, our newest drug for the treatment of eye infections. Gaining the number one market share position in this category in 2005, its impressive growth offset the lower sales of *Ciloxan®* ophthalmic solution and ointment, which lost U.S. patent protection in mid-2004. We also had a very successful first entry into the non-steroidal anti-inflammatory drug ("NSAID") market in 2005 with the launch of *Nevanac™* ophthalmic suspension, a novel prodrug NSAID for the treatment of pain and inflammation following cataract surgery. Introduced in September, *Nevanac™* captured more than 20% of the U.S. market by December.

No. 1 Share Position
Pharmaceutical Sales and Growth Rates
$ in millions



05	$1,768 (+15%)
04	$1,543 (+18%)
03	$1,310 (+20%)



With our large and experienced global sales force, we are unmatched in our ability to reach ophthalmologists world-wide and to support their efforts to provide the best care for their patients.

Our allergy product line sales grew 11.2% to $357.5 million in 2005, primarily due to the steady U.S. performance of *Patanol®* ophthalmic solution, along with strong growth in other countries where it has been introduced more recently. While *Patanol®* faced increased competition in the United States in 2005, it maintained its market leadership with a 66% share. *Patanol®* is registered in more than 75 countries, including all major markets except Japan.

Although the vast majority of our pharmaceutical sales are related to eye diseases, we also sell drops to treat ear infections. The premier product in this area is *Ciprodex®†* otic suspension. This new product has been so well accepted by physicians that our otic franchise has gained more than 10 share points since its introduction in late 2004, and now has more than 30% of the U.S. market. As a result, sales of our ear infection drugs increased 23.7% to $211.9 million in 2005.

Looking forward, we see many opportunities for our pharmaceutical business: the opportunity to introduce innovative products into new and existing markets; the opportunity to enter new therapeutic areas such as macular degeneration and other retinal diseases as well as dry eye; the opportunity to ensure access to our advanced drugs by the senior population as U.S. Medicare drug coverage progresses; and the opportunity to improve the treatment of eye disease everywhere.



WITH HUNDREDS OF PRODUCTS TO SELL, ALCON'S HIGHLY SKILLED SALES FORCE PROMOTES THE WIDEST ARRAY OF SURGICAL, pharmaceutical and consumer products to eye care professionals. Our global sales organization of about 2,700 people in more than 75 countries fosters enduring relationships with our customers, making Alcon uniquely poised to grow market share worldwide.

CONSUMER

As the world's second largest manufacturer of consumer eye care products, excluding eyeglasses and contact lenses, Alcon continues to produce innovative products to meet the needs of consumers globally. Our consumer product line includes contact lens care products, a full line of artificial tears that provide comfort to individuals suffering from dry eye, over-the-counter allergy eye drops and ocular dietary supplements formulated to enhance eye health as people age. With the exception of our older contact lens care solutions and our enzymatic cleaners, every significant product in our consumer product line continued to show sales growth in 2005. As a result, the consumer eye care product line's sales grew 4.9% in 2005 to $583.9 million.

Leading the way was our artificial tears franchise, which rose 20.7% in 2005 to $170.8 million, fueled by robust sales of *Systane®* lubricant drops in the United States and in most other markets. With nearly double the global sales posted in 2004, *Systane®* is the number one doctor-recommended over-the-counter dry eye product in the United States and achieved significant market share gains in the U.S. market in 2005. Additionally, our *Tears Naturale®* artificial tears line continued to perform well, especially outside the United States.

Our contact lens disinfectants declined 0.7% in 2005 to $296.7 million, due primarily to reduced sales of our older-generation contact lens care products in a market that continues to migrate to all-purpose solutions. Our *OPTI-FREE® EXPRESS®* multi-purpose disinfecting solution benefited from this trend and sales continued to increase in the global marketplace, partially offsetting the decline in Alcon's older-generation products.

No. 2 Share Position
Consumer Sales and Growth Rates
$ in millions



05   $584 (+5%)
04   $557 (+9%)
03   $511 (+6%)



We will continue to leverage the strong relationships we have established with the key partners for our consumer franchise — ophthalmologists and optometrists. The recommendation of Alcon products by these eye care professionals is the basis of our current and future growth in this market.

Our ocular vitamin franchise also helped to fuel growth in 2005. We introduced *ICAPS® MV* multivitamin and multimineral dietary supplement in 2005, a lutein-enriched multivitamin based on the Age-Related Eye Disease Study formula that combines essential eye and body vitamins and minerals into one convenient formulation. Ocular vitamins are a way to promote and maintain healthy vision, and to provide nutrients that have been shown to be important factors in the prevention of macular degeneration.

As we look beyond today, we see a stable future for our consumer product line. We will continue to utilize our research and development expertise to develop and market state of the art products that deliver significant patient benefits. Two examples of this are the recent launch of *OPTI-FREE® RepleniSH™* multi-purpose disinfecting solution, launched in late 2005, which provides improved wettability and comfort for contact lens wearers; and the launch of *Systane® Free*, our new liquid gel formula that provides the benefits of a gel with minimal blurring. Additionally, we will continue to leverage the strong relationships we have established with the key partners for our consumer franchise — ophthalmologists and optometrists. The recommendation of Alcon products by these eye care professionals is the basis of our current and future growth in this market.



ALCON DEVOTES CONSIDERABLE RESOURCES TO BUILDING AND MAINTAINING STRONG RELATIONSHIPS with eye care professionals around the world. Through these collaborative partnerships, the company learns more about the needs of ophthalmologists, optometrists and their patients to develop better products to meet these needs.



We see a future

where preventable blindness is history.



ALCON HAS A LONGSTANDING COMMITMENT TO IMPROVING THE QUALITY OF PEOPLE'S LIVES BY HELPING THEM SEE WELL. This commitment carries over from the company's commercial operations to its philanthropic activities. Ninety percent of the world's 37 million blind people live in developing nations where access to quality eye care is severely limited. In 2005, Alcon provided more than $48 million in cash and product contributions to support charitable surgical and educational programs in 90 countries as part of our continuing commitment to restore and preserve sight globally.



We see one Alcon

and limitless possibilities.



THE CORE OF ALCON'S STRENGTH LIES IN ITS TALENTED WORKFORCE —
a dedicated team of 12,700 employees who develop, manufacture and distribute
hundreds of products that are sold in more than 180 countries. This diverse group
of people encircles the globe, united by a common goal and purpose: to make
Alcon the most trusted eye care company worldwide and the first choice of eye care
professionals and their patients. Aligned by this shared vision, and powered by a
passion for helping others, we are confident that our employees will lead the way
toward tomorrow's accomplishments.

FINANCIAL HIGHLIGHTS

	2005	2004	2003
(in millions)			
Sales	$ 4,368.5	$ 3,913.6	$ 3,406.9
Cost of goods sold	1,078.4	1,081.6	1,005.9
Gross profit	3,290.1	2,832.0	2,401.0
Selling, general and administrative	1,594.7	1,237.3	1,112.5
Research and development	421.8	390.4	349.9
Gain on sale of plant	—	—	(8.2)
Amortization of intangibles	85.7	72.5	67.4
Operating income	1,187.9	1,131.8	879.4
Gain (loss) from foreign currency, net	0.7	(2.2)	2.0
Interest income	48.7	23.3	18.5
Interest expense	(38.8)	(26.9)	(41.8)
Other, net	4.4	(0.3)	—
Earnings before income taxes	1,202.9	1,125.7	858.1
Income taxes	271.9	253.9	262.7
Net earnings	$ 931.0	$ 871.8	$ 595.4

TABLE OF CONTENTS

38   Management's Discussion and Analysis of Financial Condition
     and Results of Operations

63   Report of Independent Registered Public Accounting Firm
64   Consolidated Balance Sheets
65   Consolidated Statements of Earnings
66   Consolidated Statements of Shareholders' Equity and Comprehensive Income
67   Consolidated Statements of Cash Flows
68   Notes to Consolidated Financial Statements

93   Report of the Group Auditors to the General Meeting of Alcon, Inc., Hünenberg
94   Swiss Disclosure Requirements
96   Report of the Statutory Auditors to the General Meeting of Alcon, Inc., Hünenberg
97   Balance Sheet
98   Statement of Earnings and Retained Earnings
99   Notes to the Financial Statements
103 Proposed Appropriation of Retained Earnings

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and notes thereto included elsewhere in this report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see "Cautionary Note Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to these statements.

OVERVIEW OF OUR BUSINESS
General
Alcon, Inc. ("Alcon") and its subsidiaries (collectively, the "Company") develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye. Founded in 1945, we have local operations in over 75 countries and our products are sold in more than 180 countries around the world. In 1977, we were acquired by Nestlé S.A. Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses, and have grown our annual sales from $82 million to almost $4.4 billion primarily as a result of internal development and selected acquisitions. In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering ("IPO").

We conduct our global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (i) pharmaceutical (prescription drugs); (ii) surgical equipment and devices (cataract, vitreoretinal and refractive); and (iii) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions. We market our products to eye care professionals as well as to the direct purchasers of our products, such as hospitals, managed care organizations, government agencies/entities and individuals.

Market Environment
Demand for health care products and services is increasing in established markets as a result of aging populations and the emergence of new drug therapies and medical devices. Likewise, demand for health care products and services in emerging markets is increasing primarily due to the adoption of medically advanced technologies and improvements in living standards. As a result of these factors, health care costs are rising at a faster rate than macroeconomic growth in many countries. This faster rate of growth has led governments and other purchasers of health care products and services, either directly or through patient reimbursement, to exert pressure on the prices of health care products and services. These cost-containment efforts vary by market.

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of health care products and services. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 presents opportunities and challenges for pharmaceutical companies. Many states have also implemented more aggressive price control programs and more liberal generic substitution rules that could result in price reductions. In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices. Both governments and managed care organizations support increased use of generic pharmaceuticals at the expense of branded pharmaceuticals. We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the #1 market share position in generic ophthalmic pharmaceuticals in the United States, based on prescriptions written in 2005. We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products. Moreover, to achieve and maintain attractive positions on formularies, we continuously introduce medically advanced products that differentiate us from our competitors.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 puts additional pressure on policy makers to offset the cost increase of the prescription drug benefit by controlling budgets for reimbursement to surgical facilities. This may affect our industry's ability to maintain current pricing levels. New technologies for surgical procedures are being challenged to substantiate that their higher cost is accompanied by significant clinical improvements for Medicare beneficiaries. We are preparing for this challenge by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost-effective when their higher costs are compared to their measurable benefits.

Outside of the United States, third-party payor reimbursement of patients and health care providers and prices for health care products and services vary significantly and, in the case of pharmaceuticals, are generally lower than those in the United States. In Western Europe, where government reimbursement of health care costs is widespread, governments often require price reductions. The economic integration by European Union members and the introduction of the euro also have impacted pricing in these markets, as more affluent member countries are requesting prices for health care products and services comparable to those in less affluent member countries.

In most of the emerging markets in Latin America and Asia, average income levels are relatively low, government reimbursement for the cost of health care products and services is limited and prices and demand are sensitive to general economic conditions. However, demand for our products in many developing countries has been rising.

In Japan, longer regulatory approval times impact the timing of marketing our pharmaceutical products there in comparison to other markets. In addition, the Japanese National Health Ministry reviews prices of individual pharmaceutical products and health services biannually. These reviews have resulted in price decreases including a 1% decline in overall drug reimbursement in 2004. Reductions in reimbursement levels put downward price pressure on products we supply.

Currency Fluctuations

Our products are sold in over 180 countries, and we sell products in a number of currencies in our Alcon International business segment. Our consolidated financial statements, which are presented in U.S. dollars, are impacted by currency exchange rate fluctuations through both translation risk and transaction risk. Translation risk is the risk that our financial statements for a particular period are affected by changes in the prevailing exchange rates of the various currencies of our subsidiaries relative to the U.S. dollar. Transaction risk is the risk that the currency structure of our costs and liabilities deviates to some extent from the currency structure of our sales proceeds and assets.

Our translation risk exposures are principally to the euro, Japanese yen and Swiss franc. With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure. In addition, substantially all of our assets that are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amounts denominated in the same currency. From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our overall sales and, to a lesser extent, profits, while a strengthening of the U.S. dollar against other currencies has a negative effect on our overall sales and, to a lesser extent, profits. We experienced positive currency impacts during 2005, 2004 and 2003. During 2004 and 2003, the U.S. dollar weakened against most major currencies, positively impacting our sales and, to a lesser extent, profits. In 2005, while the

U.S. dollar strengthened against most major currencies during the year, the average rate was still weaker compared to 2004 rates, creating a positive currency effect on our results. We refer to the effects of currency fluctuations and exchange rate movements throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

Operating Revenues and Expenses

We generate revenues largely from sales of ophthalmic pharmaceutical products, ophthalmic surgical equipment and devices and consumer eye care products. Our operating revenues and operating income are affected by various factors including unit volume, price, currency fluctuations, acquisitions, licensing and the mix between lower-margin and higher-margin products.

Sales of ophthalmic pharmaceutical products are primarily driven by the development of safe and effective products that can be differentiated from competing products in the treatment of ophthalmic diseases and disorders and increased market acceptance of these new products. Inclusion of pharmaceutical products on managed care formularies covering the largest possible number of patients is another key competitive factor. We face significant competition in ophthalmic pharmaceuticals, including competition from other companies with an ophthalmic focus and from larger pharmaceutical companies. In general, sales of our pharmaceutical products are not affected by general economic conditions, although we face pressure to reduce prices from governments and United States managed care organizations. We experience seasonality in our ocular allergy medicines, with a large increase in sales in the spring and a lesser increase during the fall. Costs of goods sold for our pharmaceutical products include materials, labor, overhead and royalties.

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive. Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends. However, the number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions. We believe that our innovative technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are important to our success in these product categories. Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery. We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery). Outside of the United States, we generally do not charge a technology fee, although we charge a technology fee when our *LADARWave*® *CustomCornea*® wavefront system is used to guide our laser to perform a customized procedure. Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence. There is no significant seasonality in our surgical business. Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs. Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used. Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.

Sales of our consumer eye care products are driven by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, advertising and consumer preferences for more convenient contact lens care solutions. Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price. The use of less-advanced cleaning methods, especially outside of the United States, also affects demand for our contact lens care products. There is no seasonality in sales of contact lens care products, and we have experienced little impact from general economic conditions to date, although in low-growth economic environments consumers may switch to lower-priced brands. Costs of goods sold for contact lens care products include materials, labor, overhead and royalties. Operating income from contact lens care products is driven by market penetration and unit volumes.

Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business. Except in 2005, the largest portion of these costs is salary for sales and marketing staff. In December 2005, as discussed further below and in note 16 to the consolidated financial statements, we recorded provisions totaling $248.7 million, including $245.5 million to selling, general and administrative expenses for certain patent litigation and for property damages to our operations in Hemel Hempstead, England.

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs. The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products. As part of the Company's commitment to develop treatments for diseases, disorders and other conditions of the eye, we normally plan to spend approximately 10% of sales for research and development. During each of the years 2005, 2004 and 2003, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to acquisitions and the licensing of intangible assets. In the absence of new acquisitions, annual amortization expense on intangible assets with definite useful lives at December 31, 2005 is estimated to decrease from $85.7 million in 2005 to $14.6 million in 2010.

In the second quarter of 2004, the Company recorded a current tax benefit of $57.6 million. This benefit resulted from the filing of amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several tax audit issues relating to prior years.

In November 2003, the Company sold its manufacturing facility in Madrid, Spain, for $21.6 million in cash, resulting in a pretax gain of $8.2 million.

Material Opportunities, Challenges and Risks
The Company is focused on its ability to bring new products successfully to market in a competitive industry environment. The Company's long term profitability is dependent upon the ability of its research and development activities to provide a pipeline of new products that are successful in the marketplace. In general, we are able to generate higher margins from the sales of our products that are under patents or licenses restricting the production or sale of such products by others. Our goal is to consistently advance the state of our research and development so as to be in a position, as existing products approach the end of their patent or license protection periods, to introduce next generation or new products that provide greater efficacy, broader application or more convenience. Such products under new patents or licenses provide opportunities to maintain and grow our sales.

Part of our strategy is to devote significant resources to research and development efforts. Over the past three years, we have invested approximately 10% of annual revenues into research and development. We strive to be the first to introduce new products in the marketplace or to provide greater efficacy in treatment of ophthalmic conditions. Being first to the marketplace with a product category can often result in a significant marketing advantage, particularly as larger pharmaceutical companies increase their focus on the ophthalmology field.

Development of new products can be a long and expensive process. For example, the U.S. New Drug Application and European Marketing Authorisation Application ("MAA") for *RETAANE*® 15 mg anecortave acetate suspension were filed in the fourth quarter of 2004 for the treatment of the "wet" form of age-related macular degeneration ("AMD"). AMD frequently causes rapid loss of vision and is the leading cause of blindness in the United States and Europe in people over 50 years of age. In December 2005, we met with the United States Food and Drug Administration ("FDA") to review additional information the FDA had requested regarding our *RETAANE*® suspension submission. The FDA has since advised that at least one additional study will be required to confirm efficacy before approval can be granted. In March 2006, we withdrew our European MAA when it became evident that additional clinical data from current and/or new clinical trials would be required for approval. We plan to continue clinical development of *RETAANE*® suspension for the treatment of wet AMD in the U.S., Europe and other key markets. We are also pursuing a separate indication for *RETAANE*® suspension, one that prevents the progression of the "dry" form of AMD to "wet" AMD. Phase III studies were initiated in 2004 and achieved the enrollment target at the end of 2005. These studies are expected to last up to four years.

Our ability to maintain profit margins on our products may be affected by a number of regulatory activities throughout the world, from restrictive medical reimbursements for managed care to reduced regulation for imports of pharmaceutical products from other countries to the United States. We monitor these regulatory activities and the effects on product pricing in our major markets. Where appropriate, we share information with applicable regulatory bodies on the cost of developing new products and the importance of pricing and return of investment as an incentive to develop new and more effective therapeutic treatments. We also monitor regulatory activities to identify initiatives that could undercut consumer protections by the introduction of nonregulated products into the U.S. distribution chain.

We also focus on cost management. In addition to a strict evaluation of general and administrative expenses, the Company seeks to reduce manufacturing costs through its continuous improvement program. The sale of the Madrid, Spain, manufacturing plant during the fourth quarter of 2003 is an example of our efforts to reduce manufacturing costs. By shifting the Madrid production to other existing manufacturing locations, the Company was able to reduce its fixed production overhead through the sale of the plant, while realizing a gain on the sale.

As indicated earlier, our industry is dependent on proprietary technology and we vigilantly strive to protect ours. From time to time, competitors challenge our intellectual property rights. Advanced Medical Optics, Inc. ("AMO") filed a patent infringement lawsuit against the Company in the U.S. District Court in Delaware. AMO claimed the Company infringed AMO's U.S. Patent Nos. 5,700,240 and 6,059,765, challenging certain features of the Company's *Infiniti*® vision system and the *Advantec*® and *Everest*™ software upgrades to its *Legacy*® cataract system. In the case, which was heard by a jury in 2005, AMO requested damages and a permanent injunction preventing the Company from selling its *Infiniti*® vision system with the current version of the FMS cassette.

By an order entered December 16, 2005, the court ruled in favor of AMO and set damages at $213.9 million. In the final judgment entered January 20, 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorney's fees and costs. We are appealing the decision and believe the Company has multiple legal and factual grounds to support its appeal. We also have filed a motion for a new trial.

Although the court granted AMO's motion for an injunction, the court also granted the Company's motion to stay the injunction pending the outcome of the appeal. Because the injunction was stayed by the court, the Company will be able to continue to sell and distribute *Infiniti*® vision systems and *Infiniti*® FMS cassettes during the appeals process. Under the court's order, existing customers and customers who purchase or lease new *Infiniti*® vision systems while the appeal is pending will be able to use them for the life of the equipment without interruption or restriction.

Due to the District Court's final judgment, the Company recorded in the fourth quarter of 2005 a provision of $240.0 million related to this litigation, although the Company will be appealing the decision. While this appeal is pending, the Company will continue to develop an alternative design of its *Infiniti*® FMS cassette, which management expects to have available in the first half of 2006.

In December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged the Company's nearby office building and warehouse, as well as the equipment and inventories housed in these facilities. No Company employees were injured. The Company recorded pretax provisions totaling $8.7 million for the resulting write-offs and estimated costs of repairs. The Company was effectively self-insured through its captive insurance subsidiary for these losses and intends to seek recovery from the parties responsible for the fires and explosions; however, in accordance with Statement of Financial Accounting Standards No. 5, the Company has not recognized any amounts for such recovery.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon Alcon's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition: The Company recognizes sales in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 104. Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates. Product returns are estimated based on historical trends and current market developments. Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements. While we believe that our reserves for product returns and rebates are adequate, if the actual results are significantly different than the estimated costs, our sales may be over- or understated.

Inventory Reserves: The Company provides reserves on its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions. If actual market conditions become less favorable than those projected by management, additional inventory reserves may be required.

Allowances for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management regularly assesses the financial condition of the Company's customers and the markets in which these customers participate. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments on our receivables from them, additional allowances may be required.

Investments: The Company recognizes an impairment charge when the decline in the fair value of our investments below their cost is judged to be other than temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near term prospects of the investee, and our intent and ability to hold the investment for a period of time to allow for any anticipated recovery in market value. Our ongoing consideration of these factors could result in impairment charges in the future, which could adversely affect our net earnings.

Impairment of Goodwill and Intangible Assets: The Company assesses the recoverability of goodwill and intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist, or at least annually for goodwill.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Factors we consider important that could trigger an impairment review for intangible assets include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner or extent of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends; and
- significant decline in the market value of the intangible asset for a sustained period.

When we determine the carrying value of intangible assets may not be recoverable from undiscounted cash flows based upon the existence of one or more of the above factors, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Management has determined that the reporting units for its annual testing for impairment of goodwill are the operating business segments used for segment reporting. Management performs its testing using both multiples of quoted market prices to operating profits and present value techniques.

To the extent that our management determines that goodwill or intangible assets cannot be recovered, such goodwill or intangible assets are considered impaired and the impairment is treated as an expense in the period in which it occurs.

Tax Liabilities: We are subject to income taxes in Switzerland, as well as the United States and most other foreign jurisdictions throughout the world. Significant judgment is required in evaluating our tax positions. Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination, assuming that all material tax risks are identified in the relevant examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities. However, our actual tax liabilities ultimately may differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities were to successfully challenge the tax treatment upon which our management has based its estimates. Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

Our annual effective tax rate will differ from the Swiss statutory rate, primarily because of higher tax rates in certain non-Swiss jurisdictions. Our effective tax rate may be subject to fluctuations during the fiscal year as new information is obtained which may affect the assumptions we use to estimate our annual effective tax rate, including factors such as our mix of pretax earnings in the various tax jurisdictions in which we operate, valuation allowances against deferred tax assets, reserves for tax audit issues and settlements, utilization of research and experimentation tax credits and changes in tax laws in jurisdictions where we conduct operations.

Litigation Liabilities: Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement litigation. By its nature, litigation is subject to many uncertainties. Management reviews litigation claims with counsel to assess the probable outcome of such claims. Management records current liabilities for litigation based on their best estimates of what the Company ultimately will incur to pursue such matters to final legal decisions or to settle them. Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities. However, our actual litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle the claims being asserted.

Pension and Other Employee Benefits: We must make certain assumptions in the calculation of the actuarial valuation of the Company-sponsored defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs. Furthermore, our actuarial consultants also use subjective factors such as withdrawal and mortality rates. If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses. See note 15 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

				As a % of Total Sales		
	2005	2004	2003	2005	2004	2003
		(in millions, except percentages)				
Sales:						
United States	$ 2,195.4	$1,990.3	$1,785.9	50.3%	50.9%	52.4%
International	2,173.1	1,923.3	1,621.0	49.7	49.1	47.6
Total sales	4,368.5	3,913.6	3,406.9	100.0	100.0	100.0
Costs of goods sold	1,078.4	1,081.6	1,005.9	24.7	27.6	29.5
Gross profit	3,290.1	2,832.0	2,401.0	75.3	72.4	70.5
Selling, general and administrative*	1,594.7	1,237.3	1,112.5	36.4	31.6	32.6
Research and development	421.8	390.4	349.9	9.7	10.0	10.3
Gain on sale of plant	—	—	(8.2)	—	—	(0.2)
Amortization of intangibles	85.7	72.5	67.4	2.0	1.9	2.0
Operating income	1,187.9	1,131.8	879.4	27.2	28.9	25.8
Gain (loss) from foreign currency, net	0.7	(2.2)	2.0	—	—	0.1
Interest income	48.7	23.3	18.5	1.1	0.6	0.5
Interest expense	(38.8)	(26.9)	(41.8)	(0.9)	(0.7)	(1.2)
Other, net	4.4	(0.3)	—	0.1	—	—
Earnings before income taxes	1,202.9	1,125.7	858.1	27.5	28.8	25.2
Income taxes	271.9	253.9	262.7	6.2	6.5	7.7
Net earnings	$ 931.0	$ 871.8	$ 595.4	21.3%	22.3%	17.5%

* In 2005, we recorded provisions totaling $248.7 million, including $245.5 million to selling, general and administrative expenses, for certain patent litigation and for property damages to our operation in Hemel Hempstead, England.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, our sales and operating income by business segment.

	2005	2004	2003	As a % of Total Sales 2005	2004	2003
			(in millions, except percentages)			
Alcon United States:						
Pharmaceutical	**$1,047.7**	$ 941.3	$ 813.3	**47.7%**	47.3%	45.5%
Surgical	**870.1**	778.0	713.8	**39.6**	39.1	40.0
Consumer eye care	**277.6**	271.0	258.8	**12.7**	13.6	14.5
Total sales	**$2,195.4**	$1,990.3	$1,785.9	**100.0%**	100.0%	100.0%
Segment operating income[1]	**$1,098.3**	$ 925.4	$ 802.4	**50.0%**	46.5%	44.9%
Alcon International:						
Pharmaceutical	**$ 720.0**	$ 601.3	$ 496.6	**33.1%**	31.3%	30.6%
Surgical	**1,146.8**	1,036.4	872.1	**52.8**	53.9	53.8
Consumer eye care	**306.3**	285.6	252.3	**14.1**	14.8	15.6
Total sales	**$2,173.1**	$1,923.3	$1,621.0	**100.0%**	100.0%	100.0%
Segment operating income[1]	**$ 875.9**	$ 700.0	$ 516.2	**40.3%**	36.4%	31.8%

[1] Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

The following table sets forth, for the periods indicated, sales by product category for Alcon United States, Alcon International and our consolidated operations and includes the change in sales and change in sales in constant currency calculated by applying rates from the earlier period. All of Alcon United States' sales are in U.S. dollars and, therefore, this business segment does not experience any currency translation gains or losses.

	2005	2004	Change	Foreign Currency Change	Change in Constant Currency[a]	2004	2003	Change	Foreign Currency Change	Change in Constant Currency[a]
				(in millions, except percentages)						
Alcon United States:										
Pharmaceutical	**$1,047.7**	$ 941.3	11.3%	—%	11.3%	$ 941.3	$ 813.3	15.7%	—%	15.7%
Surgical	**870.1**	778.0	11.8	—	11.8	778.0	713.8	9.0	—	9.0
Consumer eye care	**277.6**	271.0	2.4	—	2.4	271.0	258.8	4.7	—	4.7
Total sales	**$2,195.4**	$1,990.3	10.3	—	10.3	$1,990.3	$1,785.9	11.4	—	11.4
Alcon International:										
Pharmaceutical	**$ 720.0**	$ 601.3	19.7	2.9	16.8	$ 601.3	$ 496.6	21.1	7.5	13.6
Surgical	**1,146.8**	1,036.4	10.7	1.7	9.0	1,036.4	872.1	18.8	8.5	10.3
Consumer eye care	**306.3**	285.6	7.2	2.9	4.3	285.6	252.3	13.2	6.7	6.5
Total sales	**$2,173.1**	$1,923.3	13.0	2.2	10.8	$1,923.3	$1,621.0	18.6	7.9	10.7
Total:										
Pharmaceutical	**$1,767.7**	$1,542.6	14.6	1.1	13.5	$1,542.6	$1,309.9	17.8	2.9	14.9
Surgical	**2,016.9**	1,814.4	11.2	1.0	10.2	1,814.4	1,585.9	14.4	4.7	9.7
Consumer eye care	**583.9**	556.6	4.9	1.5	3.4	556.6	511.1	8.9	3.3	5.6
Total sales	**$4,368.5**	$3,913.6	11.6	1.1	10.5	$3,913.6	$3,406.9	14.9	3.8	11.1

[a] Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2005 reported amounts, calculated using 2004 monthly average exchange rates, to the actual 2005 reported amounts. The same process was used to compare 2004 to 2003. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2005 Compared to Year ended December 31, 2004
Sales

For the year ended December 31, 2005, the Company's global sales increased 11.6% to $4,368.5 million over sales for 2004. Foreign currency impact was responsible for 1.1% of the increase in sales for the period. Excluding the effect of foreign exchange fluctuations, global sales would have grown by 10.5%, reflecting volume growth in most markets. Sales in the United States, Japan, Germany, Canada, Brazil, Spain and Mexico provided the majority of the growth in constant currency.

Alcon United States sales were 50.3% of global sales and increased 10.3% to $2,195.4 million in the year ended December 31, 2005 compared to $1,990.3 million in 2004. Alcon International sales were 49.7% of global sales and increased 13.0% (10.8% in constant currency) to $2,173.1 million in the year ended December 31, 2005 from $1,923.3 million in 2004.

	2005	2004	Change	Foreign Currency Change	Change in Constant Currency[a]
			(in millions, except percentages)		
Product Sales					
Infection/inflammation	$ 639.9	$ 572.7	11.7%		
Glaucoma	621.4	526.3	18.1		
Allergy	357.5	321.4	11.2		
Otic	211.9	171.3	23.7		
Other pharmaceuticals/rebates	(63.0)	(49.1)	*		
Total Pharmaceutical	1,767.7	1,542.6	14.6	1.1%	13.5%
Intraocular lenses	676.3	583.9	15.8		
Cataract/vitreoretinal	1,284.4	1,167.7	10.0		
Refractive	56.2	62.8	(10.5)		
Total Surgical	2,016.9	1,814.4	11.2	1.0	10.2
Contact lens disinfectants	296.7	298.9	(0.7)		
Artificial tears	170.8	141.5	20.7		
Other	116.4	116.2	0.2		
Total Consumer Eye Care	583.9	556.6	4.9	1.5	3.4
Total Global Sales	$ 4,368.5	$3,913.6	11.6	1.1	10.5

* Not Meaningful

[a] Change in constant currency is determined by comparing adjusted 2005 reported amounts, calculated using 2004 monthly average exchange rates, to the actual 2004 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Pharmaceutical

Global sales of our pharmaceutical products increased 14.6% (13.5% in constant currency) to $1,767.7 million in the year ended December 31, 2005. Sales of key products contributed to significant growth in all major therapeutic categories.

Sales of products for treatment of infections and inflammation increased 11.7% during the year ended December 31, 2005. This increase reflects the introduction of *NEVANAC*™ ophthalmic preparations during the fourth quarter of 2005, sales growth of *TobraDex*® ophthalmic suspension and ointment, and higher sales of the Company's fluoroquinolone anti-infectives. Sales of *Vigamox*® ophthalmic solution, our newest anti-infective drug, increased 39.6% primarily due to increased sales in the United States as physicians continued to convert from older fluoroquinolones, including *Ciloxan*® ophthalmic solution and ointment, to the newer class of fluoroquinolones. Global sales of branded fluoroquinolone anti-infectives (*Vigamox*® and *Ciloxan*®) increased 8.2% in the year ended December 31, 2005 compared to the same period in 2004. Sales of *Ciloxan®* were lower because the United States patent for this product expired in June 2004. Falcon, Alcon's generic subsidiary, introduced its own version of *Ciloxan®* in May 2004 to capture a share of these conversions to the generic form of the product. However, these sales of the generic product were at a much lower price. (*Vigamox®* is licensed to Alcon by Bayer AG.)

In August 2005, the FDA approved our new drug application for *NEVANAC*™ (nepafenac ophthalmic suspension) 0.1% for the treatment of pain and inflammation associated with cataract surgery. The approval came after a priority six-month review. *NEVANAC*™ contains a novel prodrug that rapidly penetrates ocular tissues. It is the first ophthalmic non-steroidal anti-inflammatory prodrug to receive FDA approval. The United States commercial launch of *NEVANAC*™ began in September 2005.

Our line of glaucoma products continued to show sales growth. *Travatan®* ophthalmic solution, our prostaglandin analogue, continued its global expansion with a 37.8% increase in sales for the year ended December 31, 2005. *Travatan®* is now sold in more than 100 markets. During the same period, *Azopt®* ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor (TCAI), posted a 21.1% sales increase largely from growth in our International markets.

Global sales of our key allergy product, *Patanol®* ophthalmic solution, grew 12.2% in the year ended December 31, 2005. U.S. sales of *Patanol®* increased 10.0% in the year ended December 31, 2005 over 2004, despite increased competitive product sampling. *Patanol®*, sold in Europe as *Opatanol®* ophthalmic solution, generated International sales representing a 31.7% increase over 2004. We have continued to launch *Patanol®* in additional countries in 2005 and the product is now sold in more than 75 countries. Sales growth in existing Alcon International markets was responsible for a major portion of the International growth along with the introduction of *Patanol®* in new countries.

Our offering of otic products achieved the strongest growth rate, 23.7%, within the pharmaceutical line. U.S. sales of *Ciprodex®* otic suspension were responsible for the increase in otic products sales during 2005. *Ciprodex®* otic is approved for treatment of middle ear infections in children with ear tubes and outer ear infections. (*Ciprodex®* is a trademark of Bayer AG, licensed to Alcon by Bayer AG.)

Surgical

Global sales of our surgical products grew 11.2% (10.2% in constant currency) to $2,016.9 million in the year ended December 31, 2005. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, provided this growth, which was offset by decreased sales of our refractive products.

Sales of *AcrySof®* intraocular lenses increased 16.8% in the year ended December 31, 2005. This increase reflected continued growth in the market and in our market share, as well as the conversion from lower-priced *AcrySof®* lenses to premium-priced products, such as the *AcrySof® Natural* intraocular lens, the *AcrySof® IQ* aspheric intraocular lens and the *AcrySof® ReSTOR®* intraocular lens.

The *AcrySof® ReSTOR®* was approved by the FDA in March 2005. The *AcrySof® ReSTOR®* is the first and only apodized diffractive intraocular lens for cataract patients with and without presbyopia, providing patients with a full range of quality vision (near, intermediate and distance), and greatly reducing their reliance on glasses. In May 2005, the Centers for Medicare and Medicaid Services clarified its payment rules for presbyopia-correcting intraocular lenses that provide restoration of distance, near and intermediate vision with less dependency on eyeglasses or contact lenses following cataract surgery. Prior to this ruling, limitations on Medicare payment and market pricing for presbyopia-correcting intraocular lenses effectively would have prevented beneficiaries from having these lenses implanted. Under the new policy, Medicare will continue existing reimbursement amounts under the covered benefit for cataract surgery, and patients may elect to pay for the non-covered charges for refractive services and presbyopia-correcting intraocular lenses such as the *AcrySof® ReSTOR®.* Sales of *AcrySof® ReSTOR®* increased to $54.2 million in 2005, largely due to its U.S. launch in May 2005. U.S. sales of *AcrySof® ReSTOR®* were $35.3 million, while sales outside the United States were $18.9 million.

Total sales of cataract equipment increased 26.2%. Sales of vitreoretinal surgical disposables increased 18.7% and, along with a 21.1% increase in vitreoretinal surgical equipment sales, produced an 18.7% increase in vitreoretinal product sales.

As discussed in note 16 to the consolidated financial statements, the Company has been a defendant in a lawsuit alleging infringement of two patents owned by AMO. The patent infringement suit by AMO challenged only certain features of Alcon's *Infiniti*® vision system and the *Advantec*® and *Everest*™ software upgrades to Alcon's *Legacy*® cataract system. AMO requested a permanent injunction to prevent the Company from selling its *Infiniti*® vision system with the current version of the FMS cassette.

Although the court granted AMO's motion for an injunction in December 2005, the court also granted the Company's motion to stay the injunction pending the outcome of our appeal. Because the injunction was stayed by the court, the Company will be able to continue to sell and distribute *Infiniti*® vision systems and *Infiniti*® FMS cassettes during the appeals process. Under the court's order, existing customers and customers who purchase or lease new *Infiniti*® vision systems while the appeal is pending will be able to use them for the life of the equipment without interruption or restriction. While the appeal is pending, the Company will continue to develop an alternative design of its *Infiniti*® FMS cassette, which management expects to have available in the first half of 2006.

Refractive sales declined 10.5% for the year ended December 31, 2005. Technology fees related to the use of Alcon's *CustomCornea*® wavefront system increased 11.5% in 2005 over 2004. However, total refractive technology fees declined by 2.2% and sales of refractive equipment declined in 2005 compared to 2004 as sales of the *LADARWave*® wavefront system declined.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 4.9% (3.4% in constant currency) to $583.9 million in the year ended December 31, 2005.

Sales of our contact lens disinfectants decreased 0.7% in the year ended December 31, 2005 compared to 2004, due to lower sales of older generation contact lens care products and decreased private label sales. Sales growth of *OPTI-FREE*® *EXPRESS*® multi-purpose disinfecting solution in 2005 offset much of this decrease.

Sales of our artificial tears products grew 20.7% over the same period. Higher sales of *Systane*® lubricant eye drops accounted for approximately 85% of the growth. More than half of the sales growth for *Systane*® came from International markets reflecting the introduction of the product in additional markets during 2005, as well as growth in current markets. Higher sales of *Tears Naturale*® lubricant eye drops in International markets provided the remaining growth.

Gross Profit

Gross profit increased 16.2% to $3,290.1 million in the year ended December 31, 2005 from $2,832.0 million in the same period in 2004. Gross profit increased as a percent of sales to 75.3% in the same period from 72.4% in 2004. This increase was due to reduced royalties, variations in product sales mix, price increases of certain products, and the impact of currency fluctuations on sales and cost of goods sold. This increase also resulted from production efficiencies throughout most of our manufacturing facilities.

As discussed below, during the year ended December 31, 2005, the Company restructured the payment obligations under certain license agreements that provided for future royalties. A result of these transactions was to reduce royalty expense by $40.3 million in the year ended December 31, 2005 compared to the prior year.

As discussed earlier, during the year ended December 31, 2005, the Company recorded provisions for losses related to property damages in the United Kingdom. The impact on gross margin was minimal, reducing it by 0.1% of sales.

Operating Expenses

Selling, general and administrative expenses increased 28.9% to $1,594.7 million in the year ended December 31, 2005. Selling, general and administrative expense as a percentage of sales increased to 36.5% from 31.6%. Included in 2005 selling, general and administrative expenses are provisions of $240.0 million related to the patent infringement litigation and $5.5 million related to the United Kingdom property damages. Excluding this impact, selling, general and administrative would have declined to 30.9% of sales. This decrease reflected the continued operating efficiencies gained from the Company's global infrastructure and cost control.

Research and development expenses declined to 9.7% of sales in the year ended December 31, 2005 from 10.0% in the same period of 2004. The expenses in 2005 of $421.8 million represented an 8.0% increase over the same period in 2004. Research and development expenses represent a continued investment across all products lines.

Amortization of intangibles increased to $85.7 million in the year ended December 31, 2005, from $72.5 million in 2004. During the years ended December 31, 2005 and 2004, the Company restructured the payment obligations under certain license agreements that provided for future royalties, converting a portion of the variable payments into fixed amounts. The amortization of the new fixed amounts for these licenses added $14.6 million to amortization of intangibles for the year ended December 31, 2005.

Operating Income

Operating income increased 5.0% to $1,187.9 million in the year ended December 31, 2005 from $1,131.8 million in 2004. Operating income decreased to 27.2% of sales in the year ended December 31, 2005 from 28.9% in 2004. Included in 2005 operating income are provisions of $240.0 million related to the patent infringement litigation and $8.7 million related to the United Kingdom property damages. Excluding these provisions, operating income would have increased 26.9% and increased to 32.9% of sales. This increase in 2005 reflects an increase in gross profit that significantly exceeded increases in operating expenses.

Alcon United States business segment operating income increased 18.7% to $1,098.3 million, or 50.0% of sales, in the year ended December 31, 2005 from $925.4 million, or 46.5% of sales, in 2004. Operating income in 2005 improved as a result of sales volume gains, product mix and lower royalties. Expanded promotion and marketing expenses and increased distribution costs offset a portion of these gains.

Alcon International business segment operating income increased 25.1% to $875.9 million, or 40.3% of sales, in the year ended December 31, 2005 from $700.0 million, or 36.4% of sales in 2004. In 2005, operating income improved as a percent of sales from volume growth in higher margin products, lower manufactured cost of goods, and from favorable foreign currency impact, particularly in Europe.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses. In 2005, other general corporate expenses include the impact of the provisions for the patent infringement litigation and the United Kingdom property damages.

Interest and Other Expenses

Interest income increased 109.0% to $48.7 million in the year ended December 31, 2005 from $23.3 million in 2004. This increase resulted from increased investment balances as well as from increased rates of return. Interest expense increased 44.2% to $38.8 million in the year ended December 31, 2005 from $26.9 million in 2004, resulting from higher short term interest rates, offset slightly by reduced average outstanding debt during the year.

Income Tax Expense

Income tax expense increased 7.1% to $271.9 million in the year ended December 31, 2005, from $253.9 million in 2004. Income tax expense for the year ended December 31, 2004 included a current benefit of $57.6 million due to the filing of amended federal income tax returns for prior years claiming research tax credits and the resolution of several significant audit issues. The increase in tax expense from 2004 to 2005 resulted primarily from a combination of increased pretax earnings in 2005 offset by a benefit from funding a larger percentage of research and development in the United States, changes in estimated reserve levels, and the $57.6 million current benefit in 2004 previously mentioned.

The resulting effective tax rate was 22.6% in the year ended December 31, 2005, the same rate as in 2004. Income tax expense for the year ended December 31, 2005 also included current benefits resulting from the settlement of audits in various jurisdictions and adjustments to reserves reflecting new data concerning the assessment of tax risks in various jurisdictions. Excluding the impact of the patent infringement, the United Kingdom property damages and the aggregate current tax benefits resulting from the settlement of audits, the effective tax rate (the "Base Rate") for the year ended December 31, 2005 was 25.1%, compared to a Base Rate of 27.8% for the year ended December 31, 2004. The Base Rate improvement primarily reflects a shift of income to jurisdictions with lower tax rates and the benefit of funding a larger percentage of research and development in the United States.

The effective tax rates for the periods reflected the following elements:

Years ended December 31,	2005	2004
Effective Base Rate	**25.1%**	27.8%
Tax impact of prior year audit settlements, amended returns and adjustments to estimates	**(3.6)**	(0.1)
Research and experimentation credits and audit settlements	**—**	(5.1)
Effect of recording provisions for patent infringement litigation and United Kingdom property damages in higher tax rate jurisdictions	**1.1**	—
Effective tax rate	**22.6%**	22.6%

Base Rate is a non-GAAP measure presented to provide a better comparison of income taxes on current earnings between years.

We plan to continue to fund more of our research and development in the U.S. rather than elsewhere in 2006 and the following years. This strategy results from the evolving nature of our research and development focus to more retinal and glaucoma pharmaceutical products and the expected evolution of tax laws and tax enforcement which reduce the benefit of owning intellectual property outside the United States. We expect this to decrease our Base Rate by approximately 2.5% to 3.5% in 2006 primarily by increasing our U.S. tax deduction for research and development. We expect further declines in our effective tax rate in 2007 and 2008 of approximately 4% to 5% in the aggregate, at which point it should remain relatively stable for the remainder of the decade (excluding any extraordinary events).

Net Earnings

Net earnings increased 6.8% to $931.0 million in the year ended December 31, 2005 from $871.8 million in 2004. This increase resulted from an increase in gross profit that exceeded increases in operating expenses. Excluding the impact of the patent infringement suit and the United Kingdom property damages, net income would have increased 39.9% to $1,138.7 million (26.1% of sales) in 2005 over $814.2 million (20.8% of sales), excluding the $57.6 million of tax benefits discussed above, in 2004.

The table below provides a reconciliation of the reported statement of earnings to the non-GAAP information provided throughout this discussion:

		Year ended December 31, 2005		
		Non-GAAP Adjustments		Non-GAAP
	Reported	Patent Litigation	Damages	Adjusted
		(in millions, except percentages)		
Sales	$4,368.5	$ —	$ —	$ 4,368.5
Cost of goods sold	1,078.4	—	(3.2)	1,075.2
Gross profit	3,290.1	—	3.2	3,293.3
Selling, general and administrative	1,594.7	(240.0)	(5.5)	1,349.2
Research and development	421.8	—	—	421.8
Amortization of intangibles	85.7	—	—	85.7
Operating income	1,187.9	240.0	8.7	1,436.6
Other income (expense):				
Gain (loss) from foreign currency, net	0.7	—	—	0.7
Interest income	48.7	—	—	48.7
Interest expense	(38.8)	—	—	(38.8)
Other, net	4.4	—	—	4.4
Earnings before income taxes	1,202.9	240.0	8.7	1,451.6
Income taxes	271.9	43.3	(2.3)	312.9
Net earnings	$ 931.0	$ 196.7	$ 11.0	$ 1,138.7
Selected ratios as percent of sales				
Selling, general and administrative	36.5%	(5.5)%	(0.1)%	30.9%
Operating income	27.2	5.5	0.2	32.9
Net earnings	21.3	4.5	0.3	26.1
Other selected financial ratios				
% operating income growth	5.0			26.9
% net earnings growth	6.8			39.9

		Year ended December 31, 2004	
		Non-GAAP Adjustments	Non-GAAP
	Reported	Income Tax Benefits	Adjusted
		(in millions, except percentages)	
Operating income	$1,131.8	$ —	$ 1,131.8
Net earnings	871.8	57.6	814.2
Net earnings as percent of sales	22.3%	1.5%	20.8%

The adjusted items in 2005 above related to an unfavorable court judgment and damages to the Company's United Kingdom facility in 2005. The 2004 adjustment reverses the income tax benefits of amended returns and resolution of tax audits totaling $57.6 million. These adjusted numbers are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. We present these non-GAAP measures to improve the comparability and consistency of financial results of our core business activities and to enhance the overall understanding of the Company's performance and future prospects. Growth rates reflect performance versus the same period in the prior year.

Year ended December 31, 2004 Compared to Year ended December 31, 2003
Sales
For the year ended December 31, 2004, the Company's global sales increased 14.9% to $3,913.6 million over sales for 2003. The strength of foreign currencies, particularly the euro and the Japanese yen against the U.S. dollar, was responsible for a 3.8% increase in sales for the period. Excluding the

effect of foreign exchange fluctuations, global sales would have grown by 11.1%, reflecting volume growth in most markets. Sales in the United States, Japan, Brazil, Canada, Germany, France, Spain, the United Kingdom, Italy, Australia and Russia provided the majority of the growth in constant currency.

	2004	2003	Change	Foreign Currency Change	Change in Constant Currency[a]
			(in millions, except percentages)		
Product Sales					
Infection/inflammation	$ 572.7	$ 517.9	10.6%		
Glaucoma	526.3	432.4	21.7		
Allergy	321.4	276.6	16.2		
Otic	171.3	122.9	39.4		
Other pharmaceuticals/rebates	(49.1)	(39.9)	*		
Total Pharmaceutical	1,542.6	1,309.9	17.8	2.9%	14.9%
Intraocular lenses	583.9	498.6	17.1		
Cataract/vitreoretinal	1,167.7	1,017.0	14.8		
Refractive	62.8	70.3	(10.7)		
Total Surgical	1,814.4	1,585.9	14.4	4.7	9.7
Contact lens disinfectants	298.9	282.2	5.9		
Artificial tears	141.5	117.3	20.6		
Other	116.2	111.6	4.1		
Total Consumer Eye Care	556.6	511.1	8.9	3.3	5.6
Total Global Sales	$3,913.6	$3,406.9	14.9	3.8	11.1

* Not Meaningful

[a] Change in constant currency is determined by comparing adjusted 2004 reported amounts, calculated using 2003 monthly average exchange rates, to the actual 2003 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Pharmaceutical

Global sales of our pharmaceutical products increased 17.8% (14.9% in constant currency) to $1,542.6 million in the year ended December 31, 2004. Sales of key products contributed to significant growth in all major therapeutic categories.

Sales of products for treatment of infections and inflammation increased 10.6% during the year ended December 31, 2004. This increase was driven by higher sales of *TobraDex*®, our successful combination drug, and higher sales of the Company's fluoroquinolone anti-infectives. Our combined sales of fluoroquinolone anti-infectives grew by 14.3% in the year ended December 31, 2004. Since the launch of *Vigamox*® in May 2003, the fourth generation fluoroquinolone has continued to increase in market share. U.S. physicians have rapidly converted to *Vigamox*® from third generation fluoroquinolones, including *Ciloxan*® whose U.S. patent expired in June 2004. At the time the patent for *Ciloxan*® expired, approximately 63% of *Ciloxan*® prescriptions in the United States had been converted to *Vigamox*®. Sales of *Ciloxan*® continued to increase in International markets while sales of *Vigamox*® were mainly in North America. *Ciloxan*® was sold in more than 100 markets while sales of *Vigamox*® were recorded in less than ten markets during 2004. (*Vigamox*® is licensed to Alcon by Bayer AG.)

Our line of glaucoma products continued to show strong sales growth. *Travatan*®, our prostaglandin analogue, continued its global expansion with a 48.6% increase in sales for the year ended December 31, 2004. *Travatan*® was sold in more than 90 markets during 2004. During 2004, *Azopt*®, the Company's topical carbonic anhydrase inhibitor, posted a 38.7% sales increase largely from growth in our International markets.

Global sales of our key allergy product, *Patanol*®, grew 17.9% in the year ended December 31, 2004. U.S. sales of *Patanol*® increased 14.0% in the year ended December 31, 2004 over 2003, despite less severe allergy seasons in 2004 and increased competitive product sampling. *Patanol*®, sold in Europe as *Opatanol*®, generated International sales representing a 70.7% increase over 2003. *Opatanol*® was first introduced in selected European markets during the first quarter of 2003. We have continued to launch *Patanol*® in additional countries in 2004 and the product was sold in more than 60 markets during 2004. These launches in additional countries represented a major part of the growth in Alcon International sales of *Patanol*®. In addition, market share continued to increase in existing Alcon International markets.

Our offering of otic products achieved the strongest growth rate, 39.4%, within the pharmaceutical line. U.S. sales of *Ciprodex*® otic, approved in July 2003 by the FDA, were responsible for the increase in otic products sales during 2004. *Ciprodex*® otic is approved for treatment of middle ear infections in children with ear tubes and outer ear infections. (*Ciprodex*® is a trademark of Bayer AG, licensed to Alcon by Bayer AG.)

Surgical

Global sales of our surgical products grew 14.4% (9.7% in constant currency) to $1,814.4 million in the year ended December 31, 2004. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, provided this growth, which was offset by decreased sales of our refractive products.

Sales of intraocular lenses increased 17.1% in the year ended December 31, 2004. *AcrySof*® *Natural* intraocular lenses, which filter both ultraviolet and blue light, were approved by the FDA in June 2003 and continue to be the key to this sales growth. Emerging clinical evidence links retinal damage with high frequency blue light. Intraocular lens sales increased outside the United States by 20.1% in the year ended December 31, 2004, with incremental sales contribution from the rapidly growing *AcrySof*® *Natural* lens and continued sales growth in other single-piece intraocular lenses.

Total cataract equipment sales increased 65.7% in the year ended December 31, 2004 compared to 2003. The primary contributor to this sales growth was the *Infiniti*® vision system, which was first sold in August of 2003. This tri-modal lens removal system commands a premium price and generated more sales than any of our other surgical equipment products during 2004.

Sales of cataract procedure paks, customized and sequenced packages of products required for cataract surgeries, grew 19.5% over 2003.

Sales of our refractive products declined by 10.7%. Increased technology fees related to the use of our *CustomCornea*® wavefront system resulted in an increase in total refractive technology fees for the year ended December 31, 2004 compared to 2003. However, sales of refractive equipment declined in the year ended December 31, 2004 from 2003. Equipment sales in 2003 benefited from the sale of *LADARWave*® wavefront aberrometers to our existing *LADARVision*® 4000 excimer laser customers. In addition, sales of *LADARVision*® equipment decreased in 2004 due to competitive conditions in the refractive equipment market.

In late June 2004, the FDA approved an expansion of the treatment range for our customized wavefront-guided *LASIK* procedure, *CustomCornea*® wavefront system. This expansion of indications was critical in increasing the number of procedures performed using the technology of *CustomCornea*®. During the year ended December 31, 2004, approximately 36% of procedures with *LADARVision*® in the United States used the *CustomCornea*® wavefront system compared to approximately 18% in 2003.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 8.9% (5.6% in constant currency) to $556.6 million in the year ended December 31, 2004.

Sales of our contact lens disinfectants grew by 5.9% in the year ended December 31, 2004 compared to 2003, due primarily to improved sales of *OPTI-FREE® EXPRESS®* multi-purpose disinfecting solution, which increased by 6.9%. Sales of *OPTI-FREE®* (an older formulation multi-purpose disinfecting solution) increased 9.6% in the year ended December 31, 2004, due to strong performance in International markets. Reduced sales of older generation contact lens care products and decreased private label sales offset this increase.

Our line of artificial tears products grew 20.6% during the year ended December 31, 2004 over 2003. Strong performance by *Systane®* accounted for the majority of the growth. Higher sales of *Tears Naturale®* outside the United States provided most of the remaining growth.

Gross Profit

Gross profit increased 18.0% to $2,832.0 million in the year ended December 31, 2004 from $2,401.0 million in 2003. Gross profit increased as a percent of sales to 72.4% in the year ended December 31, 2004 from 70.5% in 2003.

This increase was due to variations in product sales mix, price increases of certain products and the impact of exchange rates on sales. This increase also resulted from production efficiencies throughout most of our manufacturing facilities, reduced overhead following the sale of the Madrid, Spain, manufacturing facility in November 2003, and startup costs in 2003 related to the *Infiniti®* vision system and the *LADARWave®* diagnostic device.

Operating Expenses

Selling, general and administrative expenses increased 11.2% to $1,237.3 million in the year ended December 31, 2004. Selling, general and administrative expense as a percentage of sales improved to 31.6% from 32.6%. This improvement resulted from leveraging our Company's global infrastructure and continued operating efficiencies gained from cost control offset in part by expansion of the sales force and by pre-launch expenses related to *RETAANE®* suspension and to *AcrySof® ReSTOR®* lenses. Selling, general and administrative expenses in 2003 included the launch expenses of *Ciprodex®* otic, *AcrySof® Natural, Infiniti®, Vigamox®, LADARWave®* and *Opatanol®*.

Research and development expenses of $390.4 million in the year ended December 31, 2004 increased 11.6% over 2003. The growth primarily represents costs related to the development of 2004 product submissions (in the therapeutic areas of age-related macular degeneration and nasal allergy) and the licensing of a new compound. Research and development expenses declined to 10.0% of sales from 10.3% of sales in 2003.

Amortization of intangibles increased 7.6% in the year ended December 31, 2004 over 2003. In June 2004, we bought out the remaining payment obligations under a license agreement that provided for future royalties, converting it into a fixed price license agreement. This increase reflects a $9.5 million increase from amortization of the license agreement offset by decreases from the expiration of other intangibles.

Operating Income

Operating income increased 28.7% to $1,131.8 million in the year ended December 31, 2004 from $879.4 million in 2003. Operating income improved to 28.9% of sales in the year ended December 31, 2004 from 25.8% in 2003. This increase in 2004 reflects an increase in gross profit that significantly exceeded increases in operating expenses. This increase is particularly noteworthy because operating income in 2003 also included a gain on the sale of the Madrid, Spain, manufacturing plant of $8.2 million.

Alcon United States business segment operating income increased 15.3% to $925.4 million, or 46.5% of sales, in the year ended December 31, 2004 from $802.4 million, or 44.9% of sales, in 2003. Operating income in 2004 improved as a result of sales volume gains, price increases on pharmaceuticals, lower manufactured cost of goods, and improved mix of higher margin products.

Alcon International business segment operating income increased 35.6% to $700.0 million, or 36.4% of sales, in the year ended December 31, 2004 from $516.2 million, or 31.8% of sales in 2003. In 2004, operating income improved as a percent of sales from volume growth in higher margin products, lower manufactured cost of goods, and from favorable foreign currency impact, particularly in Europe.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses.

Interest and Other Expenses

Interest income increased 25.9% to $23.3 million in the year ended December 31, 2004 from $18.5 million in 2003. This increase resulted primarily from higher investment rates in 2004. Interest expense decreased 35.6% to $26.9 million in the year ended December 31, 2004 from $41.8 million in 2003, resulting from slightly lower short term interest rates and reduced debt.

Income Tax Expense

Income tax expense decreased 3.3% to $253.9 million in the year ended December 31, 2004, from $262.7 million in 2003. A significant portion of this decrease resulted from a current tax benefit of $57.6 million in the aggregate recorded in the second quarter of 2004. This benefit was mainly due to the filing of amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several significant tax audit issues relating to prior years.

The resulting effective tax rate was 22.6% in the year ended December 31, 2004, compared to 30.6% in 2003. Excluding the impact of the filing of amended tax returns for prior years and the resolution of tax audit issues, the effective tax rate would have been 27.7% for the year ended December 31, 2004. The remaining tax rate improvement primarily reflects a shift of income to jurisdictions with lower tax rates and the accrual of a 2004 tax credit for research and experimentation expenses.

Net Earnings

Net earnings increased 46.4% to $871.8 million in the year ended December 31, 2004 from $595.4 million in 2003. This increase resulted from an increase in gross profit that exceeded increases in operating expenses and from lower net interest expense and income tax expense, including the tax benefits of $57.6 million discussed above.

SALES BY QUARTER

The following table sets forth our sales by quarter for the last three years.

	Unaudited		
	2005	2004	2003
	(in millions)		
First	$ 1,070.5	$ 963.6	$ 807.1
Second	1,172.0	1,039.2	925.4
Third	1,071.1	958.1	822.7
Fourth	1,054.9	952.7	851.7
Total	$ 4,368.5	$ 3,913.6	$ 3,406.9

Our quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere. The sales increase in the first quarter of 2004 compared to the first quarter of 2003 reflected pharmaceutical sales growth of 22.1% in the United States and, in the International business segment, pharmaceutical sales growth of 30.8% and surgical sales growth of 25.3%. The sales increase during the fourth quarter of 2003 compared to the third quarter was driven by a strong performance in our International business segment, primarily in the surgical product line.

LIQUIDITY AND CAPITAL RESOURCES

Cash, Debt and Liquidity

At December 31, 2005, the Company reported cash and cash equivalents of $1,457.2 million, total debt of $1,083.4 million and consolidated shareholders' equity of $2,556.1 million. The net cash balance (cash and cash equivalents minus total debt) improved $268.4 million during 2005 to $373.8 million as the Company continued to generate significant cash flow from operations.

Although net cash and the change in net cash are not U.S. GAAP defined measures, management believes that the evolution of net cash is important to understanding the Company's cash flow generation and overall financial health. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland, while the Company's debt is located in subsidiary operating companies elsewhere. Net cash is calculated as follows:

	December 31, 2005	December 31, 2004
	(in millions)	
Net Cash		
Cash and cash equivalents	$1,457.2	$1,093.4
Short term borrowings	1,021.5	911.6
Current maturities of long term debt	5.9	4.5
Long term debt	56.0	71.9
Total debt	1,083.4	988.0
Net cash	$ 373.8	$ 105.4

In February 2005, the Company transferred $200.2 million to an irrevocable rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At December 31, 2005, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $22.4 million, short term investments of $62.5 million and long term investments of $146.9 million less obligations to settle investment purchases of $23.1 million), which were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

Cash Flows

During the year ended December 31, 2005, the Company generated operating cash flow of $1,235.0 million. Most of the operating cash flow was used for the purchase of Alcon common shares, for dividends on common shares as discussed under "Financing Activities," and for purchases of available-for-sale investments and capital expenditures, including improvements in our manufacturing facilities and research and development facilities.

Financing Activities

During the year ended December 31, 2005, we borrowed $123.9 million in short term borrowings to finance a portion of our capital expenditures during the year. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

Since the IPO, the board of directors has approved the purchase of up to 15,000,000 Alcon common shares, including 5,000,000 approved in February 2006, mainly to satisfy the exercise of share options granted to employees in 2004, 2005 and in February 2006. The most recent approval is intended primarily to offset the dilution caused by the issuance of new common shares for exercises of options granted in 2002 and 2003. Since the IPO, we have purchased 8.1 million treasury shares (including 3.7 million treasury shares in 2005) for $670.2 million (including $391.9 million in 2005). We expect to issue new common shares from conditional capital for the exercise of options held by employees that became exercisable in 2005 and are scheduled to become exercisable in 2006. The board of directors may propose to shareholders, at their May 2, 2006 annual general meeting, the cancellation of a portion of the Alcon common shares that will have been purchased in 2006 and the corresponding reduction in share capital of Alcon.

In March 2005, almost 6.3 million employee stock options granted in 2002 became exercisable. During 2005, almost 4.6 million options were exercised, providing proceeds of $153.1 million. In 2006, approximately 4.9 million employee stock options are scheduled to become exercisable.

In May 2005, we paid cash dividends of $302.0 million (CHF 1.18 per common share, or approximately $0.99 per common share). The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect, based on 2005 results of operations, to declare a dividend of CHF 1.68 per common share, or approximately $1.29 per common share, totaling an estimated $399 million depending on exchange rates. We anticipate that the dividend, if it is approved by the shareholders on May 2, 2006, will be paid on or about May 19, 2006.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2005 was $382.3 million, including cash paid for intangible assets at a cost of $43.2 million. Our annual capital expenditures over the last three years were $162.2 million in 2005, $146.2 million in 2004 and $157.9 million in 2003, principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure.

We completed the conversion of the manufacturing facility in Cork, Ireland, to an intraocular lens manufacturing plant in 2005 and also purchased the manufacturing building there. As anticipated, the facility has commenced manufacturing some styles of intraocular lenses for the European market. In 2005, additional expenditures were made to upgrade our manufacturing facilities in Puurs, Belgium, Houston, Texas, Huntington, West Virginia, and Fort Worth, Texas. We had capital expenditure commitments of $33.6 million at December 31, 2005. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

During 2005, we invested $180.6 million in available-for-sale investments while also acquiring $213.3 million in trading securities. Total investments (short term and long term) are reflected in the consolidated balance sheet at a fair value of $532.5 million as of December 31, 2005 as compared with $138.2 million as of December 31, 2004. See note 4 to the consolidated financial statements. During the year ended December 31, 2005, the Company invested in a combination of debt, equity, and other investments primarily to plan for obligations under certain deferred compensation arrangements and to generate additional returns within established risk parameters. These investments are primarily denominated in U.S. dollars.

Contractual Obligations

	Payments Due by Period				
	Total	**1 Year or Less**	**2-3 Years**	**4-5 Years**	**More than 5 Years**
			(in millions)		
Long term debt	$ 61.9	$ 5.9	$ 7.0	$ 3.0	$ 46.0
Operating leases	189.9	44.8	55.6	30.9	58.6
Purchase obligations	44.7	17.0	18.6	6.9	2.2
Other long term liabilities	332.1	30.7	40.7	46.7	214.0
Total contractual obligations	$628.6	$98.4	$121.9	$87.5	$320.8

Off-Balance Sheet Arrangements

The Company has obligations under certain guarantees, letters of credit, indemnifications and other contracts that contingently require the Company to make payments to guaranteed parties upon the occurrence of specified events. The Company believes the likelihood is remote that material payments will be required under these contingencies, and that they do not pose potential risk to the Company's future liquidity, capital resources and results of operations. See the notes to the consolidated financial statements for further descriptions and discussions regarding the Company's obligations.

We acquire assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency). If required by the arrangement, we may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations.

These arrangements are not material individually. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same year, the aggregate charge to expense could be material to the results of operations in any one period. The inherent risk in pharmaceutical development makes it unlikely that this will occur, as the failure rate for products in development is very high. In addition, these arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the compound successfully achieves clinical testing objectives. We also note that, from a business perspective, we view these payments as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate cash flows from sales of products.

Capital Resources

We expect to meet our current liquidity needs, including the estimated $399 million dividend payment subject to shareholder approval, principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements, including the costs of the patent litigation judgment if our appeal fails to be successful, through our operating cash flows and through issuances of commercial paper under the facility described below, the combination of which we believe would be sufficient even if our sales were adversely impacted as compared to expectations.

Credit and Commercial Paper Facilities

As of December 31, 2005, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $3.0 billion available worldwide, including a $2.0 billion commercial paper facility. As of December 31, 2005, $709.9 million of the commercial paper was outstanding at an average interest rate of 4.2% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($42.6 million) maturing in 2011, arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The total of these fees paid to Nestlé for the years ended December 31, 2005, 2004 and 2003 were $0.5 million, $0.8 million and $4.1 million, respectively. The loan contains a provision that may terminate and accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $343.7 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2005, $86.5 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $633.8 million under which there was an aggregate outstanding balance of $225.1 million at December 31, 2005. These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits: Citibank ($227.7 million); Mizuho Bank ($72.4 million); FORTIS ($44.5 million); Mitsui-Sumitomo Bank ($72.4 million); Tokyo Mitsubishi Bank ($25.6 million); and UFJ Bank ($25.6 million). Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 2.9% at December 31, 2005.

MARKET RISK
Interest Rate Risks
Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At December 31, 2005, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks
In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the United States to represent in the aggregate approximately 16% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount range from $50,000 to $350,000. We conduct credit analysis of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 19 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history and has relatively less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use foreign currency derivative financial instruments as risk management tools.

We use currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged. A number of these contracts are executed through Nestlé to take advantage of their expertise and economies of scale.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

NEW ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment." This statement revised SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." This revision requires that the Company recognize in the statement of earnings the grant-date "fair value" of stock options and other equity-based compensation issued to employees. The revised statement generally requires the "fair value" method for these transactions and eliminates the intrinsic value method permitted under Opinion No. 25. The statement is effective for fiscal periods beginning after June 15, 2005.

On April 14, 2005, the United States Securities and Exchange Commission ("SEC") announced the adoption of a new rule that amends the effective date for revised SFAS No. 123. The new rule allows companies to delay adoption of revised SFAS No. 123 until the beginning of the next fiscal year that begins after June 15, 2005. Under the new rule, the Company plans to comply with the revised SFAS No. 123 beginning January 1, 2006.

The Company has applied the intrinsic value provisions under Opinion No. 25 and no compensation cost related to stock options has been reflected in its consolidated financial statements for periods prior to January 1, 2006. See note 1(s) of the notes to the consolidated financial statements for disclosure of the estimated impact on net earnings and earnings per share had the Company applied the "fair value" method in 2005, 2004 and 2003.

The Company intends to adopt the provisions of revised SFAS 123 using the modified prospective application method and plans to use the same Black-Scholes option pricing model to estimate "fair value" that was used to prepare the proforma information in note 1(s). The Company has not modified any stock option grants outstanding prior to adoption of the revised statement. The Company's board of directors will from time to time review the quantities and types of instruments used in share-based programs and make such changes as, in its discretion, it deems necessary based upon current market compensation trends, Company performance and other factors considered relevant.

Based on current information and estimated 2006 grants, we estimate that the adoption of revised SFAS 123 will decrease earnings before income taxes by approximately $80 million to $85 million in 2006 and that any cumulative effect of accounting change will be insignificant. We estimate that the total compensation cost related to nonvested awards not yet recognized in the consolidated financial statements was $64.1 million at December 31, 2005 and was expected to be recognized over a weighted average period of 21 months.

In March 2005, the SEC published Staff Accounting Bulletin ("SAB") No. 107 adding Topic 14: Share-Based Payment to the staff accounting bulletin series. This SAB provides guidance related to the interaction of the revised SFAS No. 123 and certain SEC rules and regulations, as well as to the valuation of share-based payment arrangements for public companies. We will consider this guidance in the adoption of revised SFAS No. 123 and presently do not expect that this SAB will significantly change the estimated effects on pretax earnings discussed in the preceding paragraph.

At its June 29, 2005 meeting, the FASB ratified the consensuses reached in Emerging Issues Task Force ("EITF") Issue No. 05-5, "Accounting for Early Retirement of Postemployment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements)." The EITF reached a consensus on this issue that requires termination/retirement benefits under a Type II Altersteilzeit arrangement to be accounted for as a termination benefit under SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Additionally, a company should account for the government subsidy when the employer meets the criteria necessary to receive the subsidy. This consensus is effective for financial statements issued for fiscal years beginning after December 15, 2005. An entity should recognize the effect of initial application as a change in accounting estimate effected by a change in accounting principle under SFAS 154. The adoption of this consensus is not expected to have a material impact on our results of operations or financial position.

On November 3, 2005, the FASB posted FASB Staff Position ("FSP") No. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP addresses determining when an investment is considered impaired and whether that impairment is other-than-temporary, and measuring an impairment loss. The FSP also addresses the accounting after an entity recognizes an other-than-temporary impairment, and requires certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. The adoption of this FSP is not expected to have a significant effect on our results of operations or financial position.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." This statement amends the guidance in SFAS 133 to simplify the accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for consistently regardless of the form of the instruments. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Early adoption is permitted as of the beginning of the entity's fiscal year provided the entity has not issued financial statements. The Company is still evaluating the effects that SFAS No. 155 will have upon adoption, but it is not expected to have a significant impact on our results of operations or financial position.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ALCON, INC.

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Fort Worth, Texas
February 8, 2006

CONSOLIDATED BALANCE SHEETS

December 31,	2005	2004
	(in millions, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$1,457.2	$1,093.4
Short term investments	377.7	138.2
Trade receivables, net	725.4	696.8
Inventories	427.2	455.2
Deferred income tax assets	178.9	176.1
Other current assets	101.6	84.4
Total current assets	3,268.0	2,644.1
Long term investments	154.8	—
Property, plant and equipment, net	829.6	830.2
Intangible assets, net	293.7	329.3
Goodwill	550.0	549.2
Long term deferred income tax assets	77.5	66.4
Other assets	54.6	48.9
Total assets	$5,228.2	$4,468.1
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 156.0	$ 126.2
Short term borrowings	1,021.5	911.6
Current maturities of long term debt	5.9	4.5
Other current liabilities	1,095.1	835.1
Total current liabilities	2,278.5	1,877.4
Long term debt, net of current maturities	56.0	71.9
Long term deferred income tax liabilities	15.8	23.3
Other long term liabilities	321.8	307.6
Contingencies (note 16)		
Shareholders' equity:		
Common shares, par value CHF 0.20 per share, 336,975,000 shares authorized; 314,559,103 shares issued and 306,485,298 shares outstanding at December 31, 2005; 310,062,322 shares issued and 305,654,454 shares outstanding at December 31, 2004	43.4	42.7
Additional paid-in capital	806.3	547.3
Accumulated other comprehensive income (loss)	90.9	225.4
Deferred compensation	—	(2.6)
Retained earnings	2,282.3	1,653.6
Treasury shares, at cost; 8,073,805 shares at December 31, 2005; and 4,407,868 shares at December 31, 2004	(666.8)	(278.5)
Total shareholders' equity	2,556.1	2,187.9
Total liabilities and shareholders' equity	$5,228.2	$4,468.1

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,	2005	2004	2003
	(in millions, except share data)		
Sales	$ 4,368.5	$ 3,913.6	$ 3,406.9
Cost of goods sold	1,078.4	1,081.6	1,005.9
Gross profit	3,290.1	2,832.0	2,401.0
Selling, general and administrative	1,594.7	1,237.3	1,112.5
Research and development	421.8	390.4	349.9
Gain on sale of plant	—	—	(8.2)
Amortization of intangibles	85.7	72.5	67.4
Operating income	1,187.9	1,131.8	879.4
Other income (expense):			
Gain (loss) from foreign currency, net	0.7	(2.2)	2.0
Interest income	48.7	23.3	18.5
Interest expense	(38.8)	(26.9)	(41.8)
Other, net	4.4	(0.3)	—
Earnings before income taxes	1,202.9	1,125.7	858.1
Income taxes	271.9	253.9	262.7
Net earnings	$ 931.0	$ 871.8	$ 595.4
Basic earnings per common share	$ 3.04	$ 2.85	$ 1.93
Diluted earnings per common share	$ 2.98	$ 2.80	$ 1.92
Basic weighted average common shares	306,036,089	305,761,128	307,934,623
Diluted weighted average common shares	311,903,177	310,837,194	310,812,399

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Retained Earnings	Treasury Shares	Total
	Number of Shares Outstanding	Amount						
	(in millions, except share data)							
Balance, December 31, 2002	309,032,167	$42.5	$508.5	$ (16.4)	$(15.2)	$ 463.0	$ (8.1)	$ 974.3
Comprehensive income:								
Net earnings	—	—	—	—	—	595.4	—	595.4
Change in net unrealized losses on investments	—	—	—	(0.3)	—	—	—	(0.3)
Change in net unrealized losses on cash flow hedges	—	—	—	5.8	—	—	—	5.8
Minimum pension liability adjustment, net of taxes	—	—	—	(2.5)	—	—	—	(2.5)
Foreign currency translation adjustments	—	—	—	149.2	—	—	—	149.2
Total comprehensive income								747.6
Share award transactions	71,984	—	3.5	—	—	—	(0.2)	3.3
Treasury shares acquired	(585,100)	—	—	—	—	—	(34.2)	(34.2)
Compensation expense	—	—	—	—	7.7	—	—	7.7
Dividends on common shares	—	—	—	—	—	(107.2)	—	(107.2)
Balance, December 31, 2003	308,519,051	42.5	512.0	135.8	(7.5)	951.2	(42.5)	1,591.5
Comprehensive income:								
Net earnings	—	—	—	—	—	871.8	—	871.8
Change in net unrealized losses on investments	—	—	—	(1.5)	—	—	—	(1.5)
Minimum pension liability adjustment, net of taxes	—	—	—	(1.5)	—	—	—	(1.5)
Foreign currency translation adjustments	—	—	—	92.6	—	—	—	92.6
Total comprehensive income								961.4
Share award transactions	757,803	0.2	35.3	—	—	—	0.3	35.8
Treasury shares acquired	(3,622,400)	—	—	—	—	—	(236.3)	(236.3)
Compensation expense	—	—	—	—	4.9	—	—	4.9
Dividends on common share	—	—	—	—	—	(169.4)	—	(169.4)
Balance, December 31, 2004	305,654,454	42.7	547.3	225.4	(2.6)	1,653.6	(278.5)	2,187.9
Comprehensive income:								
Net earnings	—	—	—	—	—	**931.0**	—	**931.0**
Change in net unrealized losses on investments	—	—	—	**1.9**	—	—	—	**1.9**
Minimum pension liability adjustment, net of taxes	—	—	—	**4.0**	—	—	—	**4.0**
Foreign currency translation adjustments	—	—	—	**(140.4)**	—	—	—	**(140.4)**
Total comprehensive income								**796.5**
Share award transactions	**4,552,198**	**0.7**	**259.0**	—	—	—	**3.6**	**263.3**
Treasury shares acquired	**(3,721,354)**	—	—	—	—	—	**(391.9)**	**(391.9)**
Compensation expense	—	—	—	—	**2.6**	—	—	**2.6**
Dividends on common shares	—	—	—	—	—	**(302.3)**	—	**(302.3)**
Balance, December 31, 2005	**306,485,298**	**$43.4**	**$806.3**	**$ 90.9**	**$ —**	**$2,282.3**	**$(666.8)**	**$2,556.1**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	2005	2004	2003
		(in millions)	
Cash provided by (used in) operating activities:			
Net earnings	$ 931.0	$ 871.8	$ 595.4
Adjustments to reconcile net earnings to cash provided from operating activities:			
Depreciation	124.9	120.7	110.4
Amortization of intangibles	85.7	72.5	67.4
Amortization of deferred compensation	2.6	4.9	7.7
Tax benefit from share-based compensation	110.1	9.3	0.9
Deferred income taxes	(28.6)	(40.5)	(28.1)
Loss (gain) on sale of assets	2.7	2.7	(7.2)
Provisions for losses (note 16)	248.7	—	—
Changes in operating assets and liabilities:			
Trading securities	(213.3)	—	—
Trade receivables	(81.2)	(36.8)	(19.6)
Inventories	(18.6)	23.9	25.0
Other assets	(31.3)	(29.6)	36.5
Accounts payable and other current liabilities	80.9	37.4	92.9
Other long term liabilities	21.4	11.5	34.1
Net cash from operating activities	1,235.0	1,047.8	915.4
Cash provided by (used in) investing activities:			
Proceeds from sale of assets	3.7	1.6	21.1
Purchases of property, plant and equipment	(162.2)	(146.2)	(157.9)
Purchases of intangible assets	(43.2)	(69.9)	(5.0)
Net purchases of available-for-sale investments	(180.6)	(41.0)	(33.9)
Net cash from investing activities	(382.3)	(255.5)	(175.7)
Cash provided by (used in) financing activities:			
Net proceeds from (repayment of) short term debt	123.9	(434.5)	(506.9)
Repayment of long term debt	(16.1)	(9.3)	(23.5)
Dividends on common shares	(302.0)	(169.4)	(107.2)
Proceeds from exercise of stock options	153.1	26.8	2.6
Acquisition of treasury shares	(391.9)	(236.3)	(34.1)
Net cash from financing activities	(433.0)	(822.7)	(669.1)
Effect of exchange rates on cash and cash equivalents	(55.9)	37.8	47.5
Net increase in cash and cash equivalents	363.8	7.4	118.1
Cash and cash equivalents, beginning of year	1,093.4	1,086.0	967.9
Cash and cash equivalents, end of year	$ 1,457.2	$ 1,093.4	$ 1,086.0

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a) Description of Business

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"). The principal business of Alcon and all of its subsidiaries (collectively, the "Company") is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company. All significant balances and transactions among the consolidated entities have been eliminated in consolidation. All consolidated entities are included on the basis of a calendar year.

(c) Management Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Actual results could differ from those estimates.

(d) Foreign Currency

The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings. Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e) Cash and Cash Equivalents

Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined primarily using the first-in, first-out method.

(g) Investments

The Company holds investments of various types, maturities and classifications.

Trading Securities. Trading securities are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Gains or losses from changes in fair value of these securities are included in the consolidated statements of earnings in other, net.

Available-for-Sale Investments. Investments designated as available-for-sale include marketable debt and equity securities. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity. The cost of securities sold is based on the specific identification method. Realized gains and losses on the sale of these securities are recorded in the consolidated statements of earnings in other, net.

Should the decline in value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair value and the write-down would be recorded to earnings as a loss.

Held-to-Maturity Investments. The Company holds no investments classified as held-to-maturity.

Short Term/Long Term Classification. The Company considers all liquid interest-earning investments with a maturity of three months or less to be cash equivalents. Debt securities with maturities greater than three months and less than one year are classified as short term investments. Generally, debt securities with remaining maturities greater than one year are classified as long term investments. However, investments with maturities greater than one year may be classified as short term based on their highly liquid nature and because they represent the investment of cash that is available for current operations.

(h) Financial Instruments

The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months. The Company evaluates the use of interest rate swaps and periodically uses such arrangements to manage its interest risk on selected debt instruments.

The Company regularly uses foreign currency forward exchange contracts to reduce the effect of exchange rate changes on certain foreign currency denominated intercompany and third-party transactions. The forward exchange contracts establish the exchange rates at which the Company purchases or sells the contracted amount of foreign currencies for specified local currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value. For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost. Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed. Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which are as follows:

Land improvements	25 years
Buildings and improvements	12–50 years
Machinery, other equipment and software	3–12 years

(j) Goodwill and Intangible Assets, Net

Goodwill is not amortized, but instead is tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for recoverability upon the occurrence of an event that might indicate conditions for impairment could exist.

Intangible assets, net, consist of acquired customer base, trademarks, patents and licensed technology. The cost of these intangible assets is amortized on a straight-line basis over the estimated useful lives of the respective assets, which are 4 to 20 years.

(k) Impairment

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Pension and Other Postretirement Plans

The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement health care plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees' projected compensation and health care cost trends. Prior service costs for plan amendments are generally charged to income systematically over the remaining expected service lives of participating employees.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Company determined the impact of this act and adopted FSP No. FAS 106-2 during the second quarter of 2004. See note 15 entitled Pension and Postretirement Benefits.

(m) Revenue Recognition

The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for surgical equipment sales. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns.

The Company recognizes revenue on surgical equipment sales when the customer takes title and assumes risk of loss and when installation and any required training have been completed. Per procedure technology fees related to refractive laser systems are recognized in the period when the procedure is performed.

The Company recognizes revenue in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 104.

When the Company recognizes revenue from the sale of products, certain items, such as cash discounts, allowances and rebates, which are known and estimable at the time of sale, are recorded as a reduction of sales in accordance with Emerging Issues Task Force Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." To the extent the customer will, or is expected to, reduce its payment on the related invoice amounts, these items are reflected as a reduction of accounts receivable and sales.

In accordance with certain government rebate requirements (such as those under U.S. Medicaid and Medicare) and with certain contractual agreements, the Company is required to pay rebates to customers, their customers or government agencies under provisions that limit the amounts that may be paid for pharmaceuticals and surgical devices. The amount of accrued product rebates is included in other current liabilities.

The Company records a reduction of sales for estimated discounts, allowances and rebates in the period in which the related sales occur, based upon historical experience of amounts paid and amounts as a percentage of sales. The Company also considers the effects of changes in product pricing, in sales trends, in contract terms and in laws and regulations.

(n)   Research and Development

Internal research and development are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o)   Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $128.8, $124.7 and $119.5 in 2005, 2004 and 2003, respectively.

Shipping and handling costs amounted to $49.1, $39.3 and $42.5 in 2005, 2004 and 2003, respectively.

Legal costs are expensed during the period incurred.

(p)   Income Taxes

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets, liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends paid by subsidiaries to Alcon, Inc. do not result in Swiss income taxes.

(q)   Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2005	2004	2003
Basic weighted average common shares outstanding	306,036,089	305,761,128	307,934,623
Effect of dilutive securities:			
Employee stock options	5,580,253	4,543,823	2,106,941
Contingent restricted common shares	286,835	532,243	770,835
Diluted weighted average common shares outstanding	311,903,177	310,837,194	310,812,399

The effect of antidilutive stock options was not significant for the periods presented.

(IN MILLIONS, EXCEPT SHARE DATA)

(r) Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments, unrealized gains (losses) on cash flow hedges and minimum pension liability adjustments and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s) Stock Based Compensation

The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No costs for stock options were reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the "fair value" recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" in accounting for the plan.

	2005	2004	2003
Net earnings, as reported	**$931.0**	$871.8	$595.4
Deduct: Total stock-based employee compensation expense determined under the "fair value" method for all awards, net of related tax benefits	**(60.4)**	(51.5)	(35.7)
Proforma net earnings	**$870.6**	$820.3	$559.7
Earnings per common share:			
Basic – as reported	**$ 3.04**	$ 2.85	$ 1.93
Basic – proforma	**$ 2.84**	$ 2.68	$ 1.82
Diluted – as reported	**$ 2.98**	$ 2.80	$ 1.92
Diluted – proforma	**$ 2.80**	$ 2.65	$ 1.80

(t) Treasury Shares

Treasury shares are accounted for by the cost method. The board of directors has approved the repurchase of common shares to satisfy the exercise of employee options to purchase common shares as described in note 11.

(u) Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period. Such costs are estimated based on actual cost experience.

(v) Reclassifications

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

(2) CASH FLOWS — SUPPLEMENTAL DISCLOSURES

	2005	2004	2003
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for the following:			
Interest expense, net of amount capitalized	**$ 37.8**	$ 28.0	$ 43.3
Income taxes	**$157.4**	$327.8	$239.9

Supplemental Disclosure of Non-Cash Financing Activities:

(a)   In 2002 certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares.

Deferred compensation (included in shareholders' equity) related to the restricted common shares was reduced by $2.6, $4.9 and $7.7, which amounts were charged against earnings in the years ended December 31, 2005, 2004 and 2003, respectively, and were reflected as adjustments in net cash from operating activities.

(b)   During the years ended December 31, 2005, 2004 and 2003, certain individuals terminated employment before vesting in their restricted Alcon common shares and forfeited less than 10,000 restricted common shares in each year. (See note 12 for discussion of restricted common shares.) The forfeited shares were recorded as treasury shares.

(c)   In 2005, $0.3 of dividends applicable to Alcon common shares that previously have been deferred into the Alcon Executive Deferred Compensation Plan were not paid in cash but were credited to additional paid-in capital until such dividends are delivered in common shares. In 2005, 911 treasury shares were delivered to participants, representing previously declared dividends applicable to common shares withdrawn from this plan.

(d)   In 2005, the Company acquired the patent rights of certain products in return for certain fixed payments. The present value of the noninterest bearing payments ($7.4) was recorded in intangible assets and in license obligations (included in long term debt) and accordingly, as a non-cash transaction, was not reflected in the consolidated statement of cash flows.

(3) SUPPLEMENTAL BALANCE SHEET INFORMATION

	December 31,	
	2005	**2004**
Cash and Cash Equivalents		
Cash	**$ 102.2**	$ 36.0
Cash equivalents on deposit with Nestlé	**4.8**	1.7
Cash equivalents – other	**1,350.2**	1,055.7
Total	**$1,457.2**	$1,093.4

Cash equivalents consisted of interest bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31,	
	2005	**2004**
Trade Receivables, Net		
Trade receivables	**$ 753.4**	$ 728.7
Allowance for doubtful accounts	**(28.0)**	(31.9)
Net	**$ 725.4**	$ 696.8

	2005	**2004**	**2003**
Allowance for Doubtful Accounts			
Balance at beginning of year	**$ 31.9**	$ 35.6	$ 34.9
Bad debt expense	**0.3**	0.6	2.2
Charge-off (recoveries), net	**(4.2)**	(4.3)	(1.5)
Balance at end of year	**$ 28.0**	$ 31.9	$ 35.6

(IN MILLIONS, EXCEPT SHARE DATA)

	December 31, 2005	December 31, 2004
Inventories		
Finished products	$ 255.6	$ 281.7
Work in process	36.6	43.1
Raw materials	135.0	130.4
Total	$ 427.2	$ 455.2

	December 31, 2005	December 31, 2004
Other Current Assets		
Prepaid expenses	$ 55.2	$ 43.4
Receivables from affiliates	0.2	0.1
Other	46.2	40.9
Total	$ 101.6	$ 84.4

	December 31, 2005	December 31, 2004
Property, Plant and Equipment, Net		
Land and improvements	$ 25.9	$ 27.0
Buildings and improvements	606.0	604.2
Machinery, other equipment and software	998.8	956.4
Construction in progress	75.4	50.5
Total	1,706.1	1,638.1
Accumulated depreciation	(876.5)	(807.9)
Net	$ 829.6	$ 830.2

Construction in progress at December 31, 2005 consisted primarily of various plant expansion projects. Commitments related to these projects at December 31, 2005 totaled $33.6.

	December 31, 2005	December 31, 2004
Other Current Liabilities		
Deferred income tax liabilities	$ 14.4	$ 17.2
Payables to affiliates	1.3	1.8
Accrued warranties	7.9	7.6
Accrued compensation	250.0	257.3
Accrued taxes	258.7	230.7
Accrued product rebates	112.2	115.6
Provisions for losses (note 16)	245.2	—
Other	205.4	204.9
Total	$1,095.1	$ 835.1

	2005	2004	2003
Warranty Reserve			
Balance at beginning of year	$ 7.6	$ 7.3	$ 6.4
Warranty expense	10.7	10.4	11.0
Warranty payments, net	(10.4)	(10.1)	(10.1)
Balance at end of year	$ 7.9	$ 7.6	$ 7.3

	December 31,	
	2005	2004
Other Long Term Liabilities		
Pension plans	$ **232.2**	$ 215.3
Postretirement health care plan	**62.5**	61.2
Deferred compensation	**20.9**	24.0
Other	**6.2**	7.1
Total	$ **321.8**	$ 307.6

	December 31,	
	2005	2004
Accumulated Other Comprehensive Income (Loss)		
Foreign currency translation adjustment	$ **91.6**	$ 232.0
Unrealized gains (losses) on investments	**(0.7)**	(2.6)
Minimum pension liability adjustment, net of tax benefit	**—**	(4.0)
Total	$ **90.9**	$ 225.4

At December 31, 2005, the portion of retained earnings that was available under Swiss law for the payment of dividends was $1,769.6.

(4) INVESTMENTS

At December 31, 2005 and 2004, investments were as follows:

	2005	2004
Short term investments:		
Trading securities	$ **213.3**	$ —
Available-for-sale investments	**164.4**	138.2
Total short term investments	$ **377.7**	$ 138.2
Long term investments – available-for-sale investments	$ **154.8**	$ —

At December 31, 2005 and 2004, trading securities were as follows:

	2005		2004	
	Net Unrealized Gains	Estimated Fair Value	Net Unrealized Gains	Estimated Fair Value
Total trading securities	$ **2.6**	$ **213.3**	$ —	$ —

At December 31, 2005, $49.9, including unrealized gains of $1.9, of the trading securities consisted of a hedge fund operated by an investment management company owned by Nestlé.

(IN MILLIONS, EXCEPT SHARE DATA)

At December 31, 2005, available-for-sale investments were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short term investments:				
Mortgage-backed securities	$ 49.9	$ —	$ (3.2)	$ 46.7
Senior secured bank loans	117.6	0.1	—	117.7
Total short term investments	167.5	0.1	(3.2)	164.4
Long term investments:				
U.S. government and agency securities	43.6	0.2	(0.2)	43.6
Mortgage-backed securities	9.9	—	—	9.9
Foreign government bonds	3.5	0.3	—	3.8
Corporate debt securities	33.4	1.7	(2.2)	32.9
Other debt securities	6.0	—	—	6.0
Equity securities	54.0	4.2	(1.8)	56.4
Other investments	2.0	0.2	—	2.2
Total long term investments	152.4	6.6	(4.2)	154.8
Total available-for-sale investments	$ 319.9	$ 6.7	$ (7.4)	$ 319.2

At December 31, 2004, available-for-sale investments were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short term investments:				
Mortgage-backed securities	$ 48.6	$ 0.3	$ (3.4)	$ 45.5
Senior secured bank loans	90.1	0.4	—	90.5
Other debt securities	2.1	0.1	—	2.2
Total available-for-sale investments	$ 140.8	$ 0.8	$ (3.4)	$ 138.2

The contractual maturities of available-for-sale investments at December 31, 2005 were as follows:

	Amortized Cost	Estimated Fair Value
Securities not due at a single maturity date*	$ 176.4	$ 173.2
Other debt securities, maturing:		
Within one year	0.8	0.9
Between 2 and 10 years	20.7	20.6
Between 11 and 15 years	2.3	2.3
Beyond 15 years	63.7	63.6
Total debt securities recorded at market	263.9	260.6
Equity and other investments	56.0	58.6
Total available-for-sale investments	$ 319.9	$ 319.2

*Mortgage-backed securities and senior secured bank loans

Proceeds from sales of available-for-sale investments were $190.6, and the gross realized gains and gross realized losses on those sales were $4.3 and $1.1, respectively, for the year ended December 31, 2005. There were no significant sales of available-for-sale investments for the years ended December 31, 2004 and 2003.

The net unrealized holding losses for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity for the years ended December 31, 2005, 2004 and 2003 were $0.7, $2.6 and $1.1, respectively. Net unrealized holding gains on trading securities included in earnings for the year ended December 31, 2005 were $2.6.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2005	2004	2003
Changes in unrealized holding gains (losses) arising during the period	$ 1.4	$ (1.5)	$ (0.2)
Reclassification adjustment for losses (gains) included in net income	0.5	—	(0.1)
Changes in net unrealized gains (losses) on investments, net of taxes	$ 1.9	$ (1.5)	$ (0.3)

As of December 31, 2005, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 Months	
	Fair Value	Unrealized Losses
Short term investments:		
Mortgage-backed securities	$ 49.9	$ (3.2)
Long term investments:		
U.S. government and agency securities	13.8	(0.2)
Corporate debt securities	14.4	(2.2)
Equity securities	25.7	(1.8)
Total long term investments	53.9	(4.2)
Total available-for-sale investments	$ 103.8	$ (7.4)

(5) INTANGIBLE ASSETS AND GOODWILL

	December 31, 2005		December 31, 2004	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Licensed technology	$ 620.6	$ (393.9)	$ 583.2	$ (321.9)
Other	195.9	(128.9)	186.5	(118.5)
Total	$ 816.5	$ (522.8)	$ 769.7	$ (440.4)

During 2005, the Company entered into an agreement to fix certain payment obligations under a license agreement that provides for future royalties, thus converting a portion of the variable payments into a fixed amount. The new agreement required the Company to pay $95.3, which it remitted in July 2005. The amount attributable to the license agreement ($40.4) was recorded in intangible assets and is being amortized over the remaining useful life of 6 years. The remainder of the payment, attributable to past royalties, had been accrued under the original license agreement.

In 2004, the Company entered into an agreement to buy out the remaining payment obligations under a license agreement that provided for future royalties, thus converting it into a fixed price license agreement. The fixed price license is being amortized over the remaining estimated useful life of 4 years.

(IN MILLIONS, EXCEPT SHARE DATA)

	Years ended December 31,		
	2005	**2004**	**2003**
Aggregate amortization expense related to intangible assets	**$ 85.7**	$ 72.5	$ 67.4

Estimated Amortization Expense:	
For year ended December 31, 2006	$ 82.0
For year ended December 31, 2007	$ 78.9
For year ended December 31, 2008	$ 57.5
For year ended December 31, 2009	$ 27.6
For year ended December 31, 2010	$ 14.6

The Company recorded no intangible assets with indefinite lives other than goodwill.

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2003	$ 339.3	$ 212.8	$ 552.1
Impact of changes in foreign exchange rates and other	—	(2.9)	(2.9)
Balance, December 31, 2004	339.3	209.9	549.2
Impact of changes in foreign exchange rates and other	—	0.8	0.8
Balance, December 31, 2005	**$ 339.3**	**$ 210.7**	**$ 550.0**

(6) SHORT TERM BORROWINGS

	December 31,	
	2005	**2004**
Lines of credit	**$ 197.8**	$ 141.0
Commercial paper	**709.9**	651.7
From affiliates	**86.5**	90.6
Bank overdrafts	**27.3**	28.3
Total short term borrowings	**$1,021.5**	$ 911.6

At December 31, 2005, the Company had several unsecured line of credit agreements totaling $456.8 with third parties that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were less than $0.5 during 2005, 2004 and 2003. The weighted average interest rates at December 31, 2005 and 2004 were 3.0% and 4.3%, respectively. The amounts outstanding under these agreements at December 31, 2005 were due at various dates during 2006.

At December 31, 2005, the Company had a $2,000 commercial paper facility. At December 31, 2005, the outstanding balance carried an average interest rate of 4.2% before fees. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. Total guarantee fees paid to Nestlé for the years ended December 31, 2005, 2004 and 2003 were $0.5, $0.8 and $4.1, respectively.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2005 were either due on demand or at various dates during 2006. The weighted average interest rate at December 31, 2005 and 2004 was 1.9%. The unused portion under the line of credit agreements was $257.2 at December 31, 2005.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $177.0 at December 31, 2005. The weighted average interest rates on bank overdrafts at December 31, 2005 and 2004 were 5.6% and 4.8%, respectively.

(7) LONG TERM DEBT

| | December 31, | |
	2005	2004
License obligations	$ 15.7	$ 13.4
Bank loan	44.2	50.5
Other	2.0	12.5
Total long term debt	61.9	76.4
Less current maturities of long term debt	5.9	4.5
Long term debt, net of current maturities	$ 56.0	$ 71.9

License obligations represented the present value of noninterest bearing future fixed payments through 2013 that were capitalized as intangibles. These obligations were discounted at the Company's borrowing rate (4.8% to 8.5%) at the time each license was obtained.

The Company's Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in 2011. This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 0.1% at December 31, 2005. The bank loan was guaranteed by Nestlé for a fee of approximately $0.1 annually in 2005, 2004 and 2003.

Long term maturities for each of the next five years are $5.9 in 2006, $5.8 in 2007, $1.2 in 2008, $1.0 in 2009, and $2.1 in 2010.

Interest costs of $0.4, $0.8 and $0.5 in 2005, 2004 and 2003, respectively, were capitalized as part of property, plant and equipment.

(8) INCOME TAXES

The components of earnings before income taxes were:

	2005	2004	2003
Switzerland	$ 590.6	$ 461.8	$ 244.8
Outside of Switzerland	612.3	663.9	613.3
Earnings before income taxes	$ 1,202.9	$1,125.7	$ 858.1

Income tax expense (benefit) consisted of the following:

	2005	2004	2003
Current:			
Switzerland	$ 67.9	$ 32.1	$ 12.6
Outside of Switzerland	232.6	262.3	278.2
Total current	300.5	294.4	290.8
Deferred:			
Switzerland	(2.8)	(9.8)	5.9
Outside of Switzerland	(25.8)	(30.7)	(34.0)
Total deferred	(28.6)	(40.5)	(28.1)
Total	$ 271.9	$ 253.9	$ 262.7

(IN MILLIONS, EXCEPT SHARE DATA)

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2005	2004	2003
Statutory income tax rate	**7.8%**	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	**17.3**	22.3	25.3
Current year research and experimentation credits	**(1.0)**	(1.1)	(0.2)
Other current year taxes, changes in valuation allowances and rates	**0.3**	(0.3)	0.2
Current year nondeductible and excludable items	**0.7**	(0.9)	0.1
Tax impact of prior year audit settlements, amended returns and adjustments to estimates	**(3.6)**	(0.1)	(2.6)
Research and experimentation credits and audit settlements	**—**	(5.1)	—
Effect of recording provisions for losses discussed in note 16 in higher tax rate jurisdictions	**1.1**	—	—
Effective tax rate	**22.6%**	22.6%	30.6%

In June 2004, the Company recognized a current income tax benefit of $57.6, for certain discrete items resulting from filing amended federal income tax returns for prior years claiming research and experimentation tax credits and from resolution of several significant tax audit issues related to prior years.

At December 31, 2005, Alcon's subsidiaries had net operating loss carryforwards as follows:

Year of Expiration	Amount
2006	$ —
2007	15.5
2008	—
2009	2.5
2010	—
2011-2013	2.0
Indefinite	—
Total net operating loss carryforwards	$ 20.0

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Current tax expense does not reflect benefits of $110.1, $9.3 and $0.9 for the years ended December 31, 2005, 2004 and 2003, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

Temporary differences and carryforwards at December 31, 2005 and 2004 were as follows:

	December 31,	
	2005	2004
Deferred income tax assets:		
Trade receivables	$ 33.2	$ 33.9
Inventories	47.8	43.1
Other assets	9.2	15.5
Accounts payable and other current liabilities	69.9	76.1
Other liabilities	118.7	111.2
Net operating loss carryforwards	6.8	9.5
Gross deferred income tax assets	285.6	289.3
Unused tax credits	6.3	7.4
Valuation allowance	(6.1)	(9.2)
Total deferred income tax assets	285.8	287.5
Deferred income tax liabilities:		
Property, plant and equipment	33.3	46.5
Goodwill and intangible assets	16.1	25.9
Other	10.2	13.1
Total deferred income tax liabilities	59.6	85.5
Net deferred income tax assets	$226.2	$202.0

Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2005. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $93.2 have not been provided on approximately $1,865.7 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.

Significant judgment is required in evaluating the Company's tax positions, and management records current tax liabilities based on its best estimate of what it will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Management believes that the estimates reflected in the financial statements accurately reflect the Company's tax liabilities. Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

(9) BUSINESS SEGMENTS

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive), and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions.

(IN MILLIONS, EXCEPT SHARE DATA)

Segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization		
	2005	2004	2003	2005	2004	2003	2005	2004	2003
United States	$ 2,195.4	$1,990.3	$1,785.9	$1,098.3	$ 925.4	$ 802.4	$102.7	$ 93.2	$ 83.0
International	2,173.1	1,923.3	1,621.0	875.9	700.0	516.2	56.0	54.8	52.4
Segments total	4,368.5	3,913.6	3,406.9	1,974.2	1,625.4	1,318.6	158.7	148.0	135.4
Manufacturing operations	—	—	—	(32.1)	(28.7)	(30.1)	35.4	30.9	28.7
Research and development	—	—	—	(377.1)	(349.2)	(315.1)	12.7	10.6	8.1
General corporate	—	—	—	(377.1)	(115.7)	(94.0)	3.8	3.7	5.6
U.S. GAAP total	$ 4,368.5	$3,913.6	$3,406.9	$1,187.9	$1,131.8	$ 879.4	$210.6	$193.2	$177.8

In 2005, the Company realigned certain legal department activities to be a part of the general corporate function. The corresponding expenses for 2004 and 2003 were reclassified from the research and development function to the general corporate function to conform with current year presentation.

A large part of the decrease in general corporate operating income for 2005 was due mainly to a litigation provision related to a patent infringement claim discussed in note 16.

(10) GEOGRAPHIC, CUSTOMER AND PRODUCT INFORMATION

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are presented below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. No single customer accounts for more than 10% of total sales.

	Sales			Property, Plant and Equipment	
	For the Years Ended December 31,			At December 31,	
	2005	2004	2003	2005	2004
United States	$ 2,195.4	$1,990.3	$1,785.9	$ 541.7	$522.5
Japan	314.1	302.3	263.9	10.6	16.9
Switzerland	28.9	27.9	25.5	8.5	9.1
Rest of world	1,830.1	1,593.1	1,331.6	268.8	281.7
Total	$ 4,368.5	$3,913.6	$3,406.9	$ 829.6	$830.2
Pharmaceutical	$ 1,767.7	$1,542.6	$1,309.9		
Surgical	2,016.9	1,814.4	1,585.9		
Consumer eye care	583.9	556.6	511.1		
Total	$ 4,368.5	$3,913.6	$3,406.9		

(11) SHARE-BASED COMPENSATION PLANS

Under the 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees options to purchase up to 30 million Alcon common shares at a price set by the board, which may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.

From time to time, the Company's board of directors has authorized the acquisition on the open market of Alcon common shares to satisfy the exercise of stock options granted under the 2002 Alcon Incentive Plan. At December 31, 2005, outstanding authorizations by the Company's board of directors would permit the additional purchase of approximately 1.9 million Alcon common shares for this purpose.

The Company applies the intrinsic value based method in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under this method, compensation expense is measured as soon as the number of shares and the exercise price is known. Compensation cost is measured by the amount by which the current market price of the underlying stock exceeds the exercise price. The Company discloses the proforma impact of the "fair value" based method of accounting for share-based employee compensation plans.

The "fair value" of each stock option grant was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected volatility	33.0%	33.0%	33.0%
Risk-free interest rate	3.61%	3.0%	2.92%
Expected lives	5 years	5 years	4 years
Dividend yield	1.0%	1.0%	1.0%

The status of the stock option awards as of December 31, 2005, 2004 and 2003 and the changes during the years then ended are presented below:

	2005		2004		2003	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	16,278,653	$42	12,981,786	$35	7,062,584	$33
Granted	3,478,611	79	4,199,270	64	6,063,485	37
Forfeited	(106,743)	55	(135,124)	40	(65,709)	33
Exercised	(4,555,104)	34	(767,279)	35	(78,574)	33
Outstanding at end of year	15,095,417	53	16,278,653	42	12,981,786	35
Options exercisable at year-end	3,326,147		879,869		752,325	
Weighted average "fair value" of options granted during the year	$ 25.55		$ 19.64		$ 10.09	

The following table summarizes information about fixed stock options as of December 31, 2005:

	Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Scheduled Exercisable Date	Number Exercisable	Weighted Average Exercise Price
$ 33	2,082,664	6.25 years	$ 33	March 21, 2005	2,039,364	$ 33
33	35,000	6.50 years	33	July 1, 2005	35,000	33
36	5,413,051	7.20 years	36	February 18, 2006	583,391	36
42-55	55,750	7.61 years	49	Various dates in 2006	—	
63	3,994,825	8.12 years	63	February 11, 2007	550,700	63
67-80	62,000	8.68 years	77	Various dates in 2007	—	
80	27,000	9.05 years	80	January 18, 2008	—	
79	3,406,127	9.12 years	79	February 9, 2008	117,692	79
98-128	19,000	9.47 years	108	Various dates in 2008	—	
Total	15,095,417				3,326,147	

(IN MILLIONS, EXCEPT SHARE DATA)

At December 31, 2005, the Company had reserved 22,415,897 shares of common stock for issuance pursuant to the 2002 Alcon Incentive Plan.

The 2002 Alcon Incentive Plan also provides that the board may grant Stock Appreciation Rights ("SARs") whereby the grantee may receive the appreciation in stock value over the grant price. The Company's operating results included expenses related to these SARs of $18.6, $9.1 and $4.3 for the years ended December 31, 2005, 2004 and 2003, respectively.

(12) DEFERRED COMPENSATION

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the board of directors administers the plan. Plan payments were $10.0 and $9.2 for 2005 and 2004, respectively. The plan's liability was $9.7 and $18.3 at December 31, 2005 and 2004, respectively, which was included in other current liabilities and, at December 31, 2004, also in other long term liabilities in the accompanying consolidated balance sheets.

In 2002, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at December 31, 2005 and 2004, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. In connection with this conversion, these employees were also granted options (which became fully vested in March 2005) to purchase approximately 0.9 million Alcon common shares at $33.00 under the 2002 Alcon Incentive Plan. The restricted shares were scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The DCP is designed to permit executives' deferral elections to be held and owned by the Company in a rabbi trust. During the years ended December 31, 2005 and 2004, certain executives elected to defer $6.2 and $5.0, respectively, of compensation. At December 31, 2005 and 2004, liabilities under the DCP, included in other long term liabilities in the accompanying consolidated balance sheets, were $13.1 and $5.4, respectively.

As of December 31, 2005 and 2004, 179,788 and 158,306 Alcon common shares, respectively, have been deferred into the DCP. Alcon common shares held in the DCP were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986. During the years ended December 31, 2005 and 2004, deferrals under the plan were $3.1 and $2.5, respectively. At December 31, 2005 and 2004, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $5.6 and $2.7, respectively.

(13) FINANCIAL INSTRUMENTS

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established a foreign currency risk management program to protect against volatility of future foreign currency cash flows and changes in fair value caused by fluctuations in foreign exchange rates.

A primary objective of the foreign currency risk management program is to protect the value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange. The Company primarily utilizes forward exchange contracts in countries where they are available and economically beneficial to offset the impact of fluctuations in foreign exchange rates on monetary assets and their related cash flows. All outstanding foreign exchange forward contracts are entered into to protect the value of assets or liabilities denominated in currencies other than the entity's functional currency. To the extent hedged, the changes in fair value of the forward contracts offset the changes in the value of the assets or liabilities. The changes in value of the foreign exchange forward contracts and the assets/liabilities that are being protected are recorded in foreign exchange gains and losses within other income (expense).

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities. The fair value hedge derivative instruments have settlement dates in the first half of 2006 and cover an equivalent notional amount of $165.8.

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At December 31, 2005 and 2004, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $42.6. In addition, at December 31, 2005, the Company held, as part of a fixed income portfolio, various domestic and international interest rate swaps, options and futures contracts with an aggregate notional amount of $121.6 and a fair value of $(0.7). The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

Fair Value of Financial Instruments

At December 31, 2005 and 2004, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt was based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year end.

	December 31,			
	2005		2004	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:				
Cash and cash equivalents	$1,457.2	$1,457.2	$1,093.4	$1,093.4
Short term trading and available-for-sale investments	377.7	377.7	138.2	138.2
Long term available-for-sale investments	154.8	154.8	—	—
Forward exchange contracts	0.2	0.2	1.1	1.1
Interest rate swaps	1.6	1.6	2.4	2.4
Embedded derivatives on convertible debt	4.3	4.3	—	—
Liabilities:				
Short term borrowings	1,021.5	1,021.5	911.6	911.6
Long term debt	61.9	62.5	76.4	77.8
Forward exchange and option contracts	1.3	1.3	1.6	1.6
Interest rate swaps	0.7	0.7	2.4	2.4

(IN MILLIONS, EXCEPT SHARE DATA)

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the credit-worthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

(14) RELATED PARTY TRANSACTIONS

At December 31, 2005, Nestlé owned 230,250,000 common shares of Alcon.

The Company's material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2005, 2004 and 2003, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2005	2004	2003
Interest expense	**$2.9**	$ 3.4	$ 8.2
Interest income	**0.1**	0.1	—

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $0.7, $0.9 and $0.7 in 2005, 2004 and 2003, respectively. Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm's length prices. Such charges were less than $2.0 in each of the three years ended December 31, 2005, 2004 and 2003.

The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise. At December 31, 2005, the Company had a notional amount outstanding with Nestlé of $5.3.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company. At December 31, 2005, the total maximum under these lines of credit was approximately $157.4.

The Company is part of the Nestlé Swiss Value-Added Tax Group and therefore jointly and severally liable for any Swiss value-added tax liabilities of all other Group participants.

(15) PENSION AND POSTRETIREMENT BENEFITS

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement health care plan. The Company's cost of defined contribution plans was $66.8, $58.1 and $53.7 in 2005, 2004 and 2003, respectively. The information provided below pertains to the Company's defined benefit pension plans and postretirement health care plan. The measurement date used to determine pension and postretirement benefit measurements for the majority of the benefit plans is December 31 of the respective year.

In December 2003, Alcon's board of directors approved the Alcon Supplemental Executive Retirement Plan ("ASERP"). The ASERP is a non-qualified pension plan for key employees who become eligible for participation on or after January 1, 2004. Existing participants in the non-qualified Executive Salary Continuation Plan ("ESCP") will continue to accrue benefits under the ESCP through December 31,

2008. Thereafter, they will begin to accrue benefits for future service under the provisions of the ASERP. The effect of these plan changes has been shown as plan amendments in the change in benefit obligations for 2004 shown below.

The following table reconciles the changes in benefit obligations, fair value of plan assets and funded status for the years ended December 31, 2005 and 2004:

	Pension Benefits		Postretirement Benefits	
	2005	2004	2005	2004
Change in Benefit Obligation				
Benefit obligation at beginning of year	$ 280.2	$ 254.1	$ 177.6	$173.0
Service cost	16.7	14.6	9.0	7.2
Interest cost	15.0	13.8	10.5	8.9
Benefits paid by trust	(1.3)	(1.4)	(5.4)	(5.4)
Benefits paid by Company	(9.4)	(8.6)	—	—
Foreign currency translation	(3.9)	0.9	—	—
Plan amendments	—	(10.7)	—	—
Actuarial (gain)/loss	2.4	17.5	13.1	(6.1)
Benefit obligation at end of year	$ 299.7	$ 280.2	$ 204.8	$177.6
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ 28.2	$ 25.9	$ 91.5	$ 83.2
Actual return on plan assets	0.8	0.3	5.1	4.6
Employer contribution	4.1	2.6	12.5	9.1
Foreign currency translation	(3.5)	0.8	—	—
Benefits paid	(1.3)	(1.4)	(5.4)	(5.4)
Fair value of plan assets at end of year	$ 28.3	$ 28.2	$ 103.7	$ 91.5
Reconciliation of Funded Status to Consolidated Balance Sheet				
Funded status	$ (271.4)	$(252.0)	$(101.1)	$ (86.1)
Unrecognized prior service cost (benefit)	(8.8)	(9.7)	2.2	2.8
Unrecognized actuarial loss	48.8	53.4	36.4	22.1
Net amount recognized in the consolidated balance sheet	$ (231.4)	$(208.3)	$ (62.5)	$ (61.2)
Reconciliation to Consolidated Balance Sheet				
Prepaid benefit costs in other current assets	$ 0.9	$ 0.7	$ —	$ —
Accrued benefit costs in other current liabilities	(0.1)	—	—	—
Pension and postretirement obligation in other long term liabilities	(232.2)	(215.3)	(62.5)	(61.2)
Accumulated other comprehensive income	—	6.3	—	—
Net amount recognized in the consolidated balance sheet	$ (231.4)	$(208.3)	$ (62.5)	$ (61.2)

The accumulated benefit obligation for all defined benefit pension plans was $233.2 and $219.5 at December 31, 2005 and 2004, respectively.

	Pension Benefits		Postretirement Benefits	
Weighted Average Assumptions as of December 31,	2005	2004	2005	2004
Discount rate	5.5%	5.5%	5.75%	6.00%
Expected return on plan assets	2.2%	2.0%	7.46%	7.25%
Rate of compensation increase	5.7%	5.6%	N/A	N/A

(IN MILLIONS, EXCEPT SHARE DATA)

The discount rate for the defined benefit pension plans was determined by matching, as of the measurement date, the expected future cash flows with high-quality fixed-income securities of the same duration. This resulted in a weighted average discount rate of 5.5% as an appropriate equivalent annualized rate.

The discount rate for the postretirement benefit plan was selected by taking into account the rates of return on high-quality fixed-income securities as of the measurement date. Traditionally, the Moody's Aa corporate bond index has served as a proxy for this rate.

The expected long term rates of return on plan assets were based on historical market index returns for the applicable asset classes weighted in proportion to the target allocation of the plan. The return assumption for the postretirement benefits plan also took into account the estimated cost of life insurance coverage and insurer profit due to the use of the trust-owned life insurance investment vehicle.

The Company recorded a decrease in minimum pension liability of $4.0 and an increase of $1.5, net of tax, for the years ended December 31, 2005 and 2004, respectively. The adjustments were reflected in accumulated other comprehensive income and other long term liabilities.

Plan Assets

The Company's defined benefit pension plans and postretirement benefit plan weighted average asset allocations at December 31, 2005 and 2004, respectively, by asset category are as follows:

	Pension Benefits		Postretirement Benefits	
	2005	2004	2005	2004
Asset Category:				
Equity securities	**10%**	8%	**55%**	60%
Real estate investment trust units	**—**	—	**1**	—
Debt securities	**10**	10	**41**	40
Guaranteed investment contracts	**70**	72	**—**	—
Cash and cash equivalents	**10**	10	**3**	—
Total	**100%**	100%	**100%**	100%

The investment strategies for the pension and postretirement benefit plans utilize a variety of asset classes to provide return opportunities that are consistent with an acceptable risk tolerance. The majority of the Company's defined benefit pension plans were unfunded, with the major funded plan designated for employees in Japan. The weighted average target allocation for the pension benefit plan is 8% equity securities, 12% debt securities and 80% guaranteed investment contracts. At December 31, 2005 and 2004, for the pension benefit plan, the equity securities consisted primarily of stocks of Japanese companies, the debt securities were comprised primarily of debt securities of Japanese companies, and the guaranteed investment contracts were invested with two large Japanese insurance companies for fixed returns of 0.75%. The weighted average target asset allocation for the postretirement benefit plan is 50% to 60% equity securities, 35% to 45% debt securities, up to 2% real estate investment trust units, up to 2% convertible securities, and 2% to 4% cash value of life insurance. At December 31, 2005 and 2004, for the postretirement benefit plan, the equity securities consisted of a Standard & Poor's 500 index fund and the debt securities were comprised of a Lehman Aggregate bond index fund and a money market fund. In addition, in 2005, assets contributed to a 401(h) plan were invested in a balanced fund of U.S. and international stocks, bonds and real estate investment trust units.

In February 2005, the Company transferred $200.2 to an irrevocable rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At December 31, 2005, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $22.4, short term investments of $62.5 and long term investments of $146.9 less obligations to settle investment purchases of $23.1), which were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

Contributions

The Company expects to contribute approximately $3.0 to its pension plans in 2006. The Company contributed $12.5 to its postretirement benefit plan in 2005 and expects to contribute approximately $16.3 in 2006.

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits	
		Gross Payments	Subsidy Receipts
2006	$11.2	$ 5.9	$ 0.3
2007	11.9	6.5	0.4
2008	12.7	7.2	0.4
2009	14.0	7.9	0.5
2010	15.0	8.6	0.6
2011 – 2015	98.7	59.1	4.8

	Pension Benefits			Postretirement Benefits		
	2005	2004	2003	2005	2004	2003
Components of Net Periodic Benefit Cost						
Service cost	**$16.7**	$14.6	$14.5	**$ 9.0**	$ 7.3	$10.1
Interest cost	**15.0**	13.8	13.2	**10.5**	8.9	11.7
Expected return on assets	**(0.6)**	(0.4)	0.5	**(6.4)**	(6.7)	(6.0)
Prior service cost amortization	**(0.9)**	(0.9)	—	**0.5**	0.5	0.5
Recognized actuarial loss	**1.9**	2.9	2.7	**0.2**	—	2.6
Net periodic benefit cost	**$32.1**	$30.0	$30.9	**$13.8**	$10.0	$18.9

The health care cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 7.5% in 2006, declining to 5.0% in 2008 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 4.2	$ (3.3)
Effect on the postretirement benefit obligation	35.6	(28.8)

During the second quarter of 2004, the Company recognized the effects of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 in accounting for its postretirement health care plan. The Company made no amendments to its plan and determined that the impact of the act reduced the accumulated postretirement benefit obligation ("APBO") at January 1, 2004 to $142.7 from $173.0. This reduction in the APBO eliminated the previous actuarial loss, for which the amortization would have been $1.7 for the year 2004. It also decreased the annual service cost and interest cost by $1.8 and $1.9, respectively, in 2004.

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2005, 2004 and 2003 were $11.8, $5.9 and $5.2, respectively.

(IN MILLIONS, EXCEPT SHARE DATA)

(16) COMMITMENTS AND CONTINGENCIES

Advanced Medical Optics, Inc. ("AMO") filed a patent infringement lawsuit against the Company in the U.S. District Court in Delaware. AMO claimed the Company infringed AMO's U.S. Patent Nos. 5,700,240 and 6,059,765, challenging certain features of the Company's *Infiniti*® vision system and the *Advantec*® and *Everest*™ software upgrades to its *Legacy*® cataract system. In the case, which was heard by a jury in 2005, AMO requested damages and a permanent injunction preventing the Company from selling its *Infiniti*® vision system with the current version of the FMS cassette.

By an order entered December 16, 2005, the court ruled in favor of AMO and set damages at $213.9. In the final judgment entered January 20, 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorney's fees and costs. The Company is appealing the decision and believes it has multiple legal and factual grounds to support its appeal. The Company also has filed a motion for a new trial.

Although the court granted AMO's motion for an injunction, the court also granted the Company's motion to stay the injunction pending the outcome of the appeal. Because the injunction was stayed by the court, the Company will be able to continue to sell and distribute *Infiniti*® vision systems and *Infiniti*® FMS cassettes during the appeals process. Under the court's order, existing customers and customers who purchase or lease new *Infiniti*® vision systems while the appeal is pending will be able to use them for the life of the equipment without interruption or restriction.

Due to the District Court's final judgment, the Company recorded (in selling, general and administrative expenses) in the fourth quarter of 2005 a $240.0 provision related to this litigation, although the Company will be appealing the decision. While this appeal is pending, the Company will continue to develop an alternative design of its *Infiniti*® FMS cassette, which management expects to have available in the first half of 2006.

In December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged the Company's nearby office building and warehouse, as well as the equipment and inventories housed in these facilities. No Company employees were injured. The Company recorded provisions totaling $8.7 ($3.2 in cost of goods sold and $5.5 in selling, general and administrative expenses) for the resulting write-offs and estimated costs of repairs. The Company was effectively self-insured through its captive insurance subsidiary for these losses and intends to seek recovery from the parties responsible for the fires and explosions; however, in accordance with Statement of Financial Accounting Standards No. 5, the Company has not recognized any amounts for such recovery.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

The Company's tax returns are subject to examination by various taxing authorities. Management records current tax liabilities based on their best estimate of what they will ultimately settle with the taxing authorities upon examination.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Although management believes that the tax treatments reflected in the accompanying financial statements comply with the various tax laws and regulations, some of the tax treatments may change if challenged by the taxing authorities. Litigation contingencies are subject to change based on settlements and court decisions.

The Company leases certain facilities and equipment under operating leases. The Company accounts for operating leases in accordance with Statement of Financial Accounting Standards No. 13. As such, the total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease. Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset. Lease expense incurred was $51.1, $49.8 and $46.7 during 2005, 2004 and 2003, respectively. Future minimum aggregate lease payments under non-cancelable operating leases with a term of more than one year were as follows:

Year	Amount
2006	$ 44.8
2007	33.0
2008	22.6
2009	17.0
2010	13.9
Thereafter	58.6
Total minimum lease payments	$189.9

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2018. All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition. The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2005 were as follows:

Year	Amount
2006	$ 17.0
2007	12.6
2008	6.0
2009	3.7
2010	3.2
Thereafter	2.2
Total	$ 44.7

Total payments related to the above purchase commitments and license agreements for the years ended December 31, 2005, 2004 and 2003 were $40.6, $48.1 and $38.8, respectively.

At December 31, 2005, the Company had guaranteed less than $5.0 of debt for certain customers. At December 31, 2005, the Company had outstanding letters of credit of $25.2. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

(17) SALE OF PLANT

In November 2003, the Company sold its manufacturing facility in Madrid, Spain, for $21.6 in cash resulting in a pretax gain of $8.2.

(IN MILLIONS, EXCEPT SHARE DATA)

(18) SUBSEQUENT EVENTS

On February 8, 2006, pursuant to the 2002 Alcon Incentive Plan, the board of directors approved the grant to certain employees of share-settled stock appreciation rights and stock options for approximately 1.5 million common shares at $122.90 per share, the closing market price on that date. The share-settled stock appreciation rights and stock options are scheduled to become exercisable in 2009 and expire in 2016. The board also approved the grant to certain employees of 0.2 million restricted common shares and share-settled restricted share units. The restricted common shares and share-settled restricted share units will vest at the end of a three-year period with forfeitures if the recipient is not fully vested at retirement before age 60.

The board of directors also approved the repurchase of up to an additional 5 million Alcon common shares.

(19) UNAUDITED QUARTERLY INFORMATION

	Three Months Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
2005				
Sales	**$1,070.5**	**$1,172.0**	**$1,071.1**	**$1,054.9**
Operating income	**326.8**	**419.8**	**367.9**	**73.4**
Net earnings	**249.5**	**325.0**	**295.8**	**60.7**
Basic earnings per common share	**$ 0.82**	**$ 1.06**	**$ 0.96**	**$ 0.20**
Diluted earnings per common share	**$ 0.80**	**$ 1.04**	**$ 0.95**	**$ 0.19**
2004				
Sales	$ 963.6	$1,039.2	$ 958.1	$ 952.7
Operating income	276.6	347.7	277.0	230.5
Net earnings	191.0	299.2	194.3	187.3
Basic earnings per common share	$ 0.62	$ 0.98	$ 0.64	$ 0.61
Diluted earnings per common share	$ 0.61	$ 0.96	$ 0.62	$ 0.60

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months.

Net earnings for the three months ended December 31, 2005 were substantially lower than the comparable period in 2004 due mainly to provisions for litigation related to a patent infringement claim and property damages discussed in note 16.

Net earnings for the three months ended June 30, 2004 reflect a current income tax benefit of $57.6, due to filing amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several significant tax audit issues relating to prior years.

REPORT OF THE GROUP AUDITORS

TO THE GENERAL MEETING OF ALCON, INC., HÜNENBERG

As group auditors, we have audited the consolidated financial statements (consolidated balance sheet and related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows) of Alcon, Inc. and subsidiaries for the year ended December 31, 2005, as included in the Annual Report on pages 64 to 92 and the Swiss disclosure requirements on pages 94 and 95.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements comply with Swiss law and the consolidation and valuation principles as set out in the notes to the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Reto Zemp   Thomas Affolter
Swiss Certified Accountant   *Swiss Certified Accountant*
Auditor in Charge

Zurich, February 17, 2006

SWISS DISCLOSURE REQUIREMENTS

(IN MILLIONS OF US DOLLARS)

The consolidated financial statements (consolidated balance sheet and related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows) of Alcon, Inc. and subsidiaries (the "Company") for the year ended December 31, 2005 are included in the Annual Report on pages 64 to 92. Swiss law requires additional reporting disclosures which are included in the notes below.

(1) SIGNIFICANT SHAREHOLDERS

Nestlé S.A. holds 73.20% of the issued common shares of Alcon, Inc. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002.

Based on a report filed with the U.S. Securities and Exchange Commission by AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and AXA, each of the foregoing is deemed to be the beneficial owner of 16,645,879 common shares of Alcon, Inc., representing 5.4% of the outstanding common shares of Alcon, Inc. at December 31, 2005. The report indicated that of the 16,645,879 shares, 16,435,349 shares were held by unaffiliated third-party client accounts managed by Alliance Capital Management L.P. as investment advisor. Alliance Capital Management L.P. is a majority-owned subsidiary of AXA Financial, Inc. None of the officers or directors of AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle or AXA serve as officers or directors of Alcon, Inc.

The Company is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the common shares.

(2) INVESTMENT IN SUBSIDIARIES

The following is a list of Alcon, Inc.'s and subsidiaries' major investments as of December 31, 2005. The consolidated ownership of each of these investments as of December 31, 2005 is 100%.

Name	Domicile	Activity	Issued Share Capital
Alcon RefractiveHorizons, Inc.	Wilmington DE, USA	Holding	$ 0.1
Alcon Holdings Inc.	Wilmington DE, USA	Holding	0.1
Alcon Pharmaceuticals, Inc.	Wilmington DE, USA	Distributor	0.1
Falcon Pharmaceuticals, Ltd.	Fort Worth TX, USA	Distributor	0.1
Alcon Laboratories (UK) Limited	Herts, UK	Distributor	4.9
Alcon Pharmaceuticals Ltd.	Hünenberg, Switzerland	Distributor	0.1
Alcon Japan Ltd.	Tokyo, Japan	Distributor	Shares with no nominal value
Alcon Laboratories (Australia) Pty. Ltd	Frenchs Forest, Australia	Distributor	2.0
Alcon Canada Inc.	Mississauga, Canada	Distributor	Shares with no nominal value
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	0.1
Alcon Hong Kong, Limited	Hong Kong	Distributor	0.1
Alcon Pte Ltd.	Singapore	Distributor	0.1
Alcon Italia S.p.A.	Milan, Italy	Distributor	1.7
Alcon Pharma GmbH	Freiburg, Germany	Distributor	0.5
Alcon Laboratories, Inc.	Wilmington DE, USA	Manufacturer and Distributor	0.1
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	2.5
Alcon Cusí S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	15.1
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	13.5

Name	Domicile	Activity	Issued Share Capital
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	$ 10.6
Alcon Laboratorios, S.A. de C.V.	Mexico City, Mexico	Manufacturer and Distributor	4.7
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	1.2
Alcon Manufacturing, Ltd.	Fort Worth TX, USA	Manufacturer	0.1
Alcon Laboratories Ireland Limited	Cork, Ireland	Manufacturer	0.2
Alcon Capital Corporation	Wilmington DE, USA	Finance	0.1
Alcon Capital and Investment Panama, S.A.	Panama	Finance	0.1
N.V. Alcon Coordination Center	Puurs, Belgium	Finance	371.2
Alcon Credit Corporation	Hünenberg, Switzerland	Finance	0.6
Alcon Research, Ltd.	Fort Worth TX, USA	Research & Development	0.1
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	0.1

(3) FIXED ASSETS

The fire insurance value for fixed assets amounts to $1,693.0 and $1,539.8 at December 31, 2005 and 2004, respectively.

(4) EXPENSE BY NATURE

The following items are allocated to the appropriate headings of expenses by function in the consolidated statements of earnings for the year ended December 31.

	2005	2004
Depreciation of property, plant and equipment	$ 124.9	$ 120.7
Salaries and welfare expenses	1,178.4	1,111.5
Direct material cost	389.8	391.1

REPORT OF THE STATUTORY AUDITORS

TO THE GENERAL MEETING OF ALCON, INC., HÜNENBERG

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, statement of earnings and retained earnings and notes) of Alcon, Inc., for the year ended December 31, 2005.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Reto Zemp   Thomas Affolter
Swiss Certified Accountant   *Swiss Certified Accountant*
Auditor in Charge

Zurich, February 17, 2006

Enclosures:
– Financial statements (balance sheet, statement of earnings and retained earnings and notes)
– Proposed appropriation of retained earnings

BALANCE SHEET

As of December 31,	Note	2005	2004
(in thousands)		CHF	CHF
Assets			
Current assets:			
Cash and banks		1,064,750	449,741
Accounts receivable due from affiliated companies		139,926	229,420
Treasury shares		22,864	251,250
Prepayments and other current assets		6,105	2,198
Total current assets		1,233,645	932,609
Non-current assets:			
Loans due from affiliated companies	3	1,340,139	1,141,282
Investments	4	1,836,448	1,088,599
Intangible assets		90,029	86,477
Total non-current assets		3,266,616	2,316,358
Total assets		4,500,261	3,248,967
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable			
due to third parties		841	85
due to affiliated companies		274,545	149,480
Other current liabilities		314,880	—
Accrued income taxes		43,619	9,392
Other accrued liabilities		23,695	68,324
Total current liabilities		657,580	227,281
Non-current liabilities:			
Other long-term liabilities		260,393	237,080
Provisions		217,360	346,631
Total non-current liabilities		477,753	583,711
Shareholders' equity:	5		
Share capital		62,912	62,012
Legal reserve		51,964	298,055
Reserve for own shares		839,456	354,560
Retained earnings		2,410,596	1,723,348
Total shareholders' equity		3,364,928	2,437,975
Total liabilities and shareholders' equity		4,500,261	3,248,967

STATEMENT OF EARNINGS AND RETAINED EARNINGS

For the year ended December 31,	2005	2004
(in thousands)	CHF	CHF
Income		
Dividend income	552,781	206,124
Royalty income	987,371	868,410
Other investment income	173,612	509,469
Interest income	85,568	48,962
Miscellaneous income	52,278	50,070
Foreign exchange gains, net	179,655	—
Total income	2,031,265	1,683,035
Expenses		
Royalty expenses	184,831	219,979
Research and development expenses	273,827	432,854
Outside services and fees	1,343	14,737
Amortization of intangibles	30,811	14,585
Investment write-downs	—	97
Personnel related expenses	8,419	3,135
Administration and other operating expenses	27,840	21,318
Interest and other financial expenses	1,549	2,423
Withholding and miscellaneous taxes	4,903	5,139
Foreign exchange losses, net	—	115,661
Other expenses	60,383	51,429
Legal claims and settlements expenses	296,856	—
Total expenses	890,762	881,357
Earnings before income taxes	1,140,503	801,678
Income tax expense	(32,495)	(5,375)
Net earnings	1,108,008	796,303
Retained earnings at beginning of the year	1,723,348	1,147,424
Dividend distribution	(362,442)	(220,379)
Transfer to reserve for own shares	(58,318)	—
Retained earnings at end of the year	2,410,596	1,723,348

NOTES TO THE FINANCIAL STATEMENTS

(1) GENERAL

The Company is registered in Hünenberg in the Canton of Zug, Switzerland. Its principal activity is holding investments, patents, trademarks and technical and industrial know-how.

Nestlé S.A. holds 73.20% of the issued common shares of Alcon, Inc. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002.

Based on a report filed with the U.S. Securities and Exchange Commission by AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and AXA, each of the foregoing is deemed to be the beneficial owner of 16,645,879 common shares of Alcon, Inc., representing 5.4% of the outstanding common shares of Alcon, Inc. at December 31, 2005. The report indicated that of the 16,645,879 shares, 16,435,349 shares were held by unaffiliated third-party client accounts managed by Alliance Capital Management L.P. as investment advisor. Alliance Capital Management L.P. is a majority-owned subsidiary of AXA Financial, Inc. None of the officers or directors of AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle or AXA serve as officers or directors of Alcon, Inc.

The Company is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the common shares.

(2)   SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed for dealing with items which are judged material or critical in determining the results for the year and stating the financial position are as follows:

(2.1) Foreign Currency Translation

The accounting records are kept in USD, which is the functional currency of the Company. Assets and liabilities which arise in currencies other than USD are translated at the rates of exchange prevailing at year-end; revenues and expenses are converted at monthly booking rates.

For statutory purposes, the financial statements are translated into CHF at the following rates:

Investments	– at historical rates
Intangible assets	– at historical rates
Other assets and liabilities	– at year-end rates
Equity	– at historical rates
Income and expenses	– at average rates

Net exchange differences on translation and transactions are recognized in the income statement. Unrealized gains are recorded in order to offset prior years recognized unrealized exchange losses.

(2.2) Investments

Investments are recorded at cost or are written down on a conservative basis, taking into account the profitability of the company concerned.

(2.3) Treasury Shares

Treasury shares are carried at the lower of cost or market.

(2.4) Intangible Assets

The intangible assets are amortized on a straight-line basis over a period between four and sixteen years.

(2.5) Taxation

Provision has been made for all Federal and Cantonal income and capital taxes estimated to be payable on the basis of earnings reported through December 31, 2005.

NOTES TO THE FINANCIAL STATEMENTS

(3) LOANS DUE FROM AFFILIATED COMPANIES

The Company has signed a subordination agreement for a loan due from a subsidiary that amount to CHF 2.5 million as of December 31, 2005 (2004: CHF 2.4 million).

(4) INVESTMENTS IN SUBSIDIARIES

The following is a list of the Company's major investments:

Name	Domicile	Activity	Issued Share Capital		Ownership
S.A. Alcon-Couvreur N.V.	Puurs Belgium	Manufacturer and Distributor	EUR	4,491,831	99.62%
Alcon Cusí S.A.	El Masnou (Barcelona) Spain	Manufacturer and Distributor	EUR	11,599,783	100.00%
Laboratoires Alcon S.A.	Rueil-Malmaison France	Manufacturer and Distributor	EUR	12,579,102	100.00%
Alcon Laboratories (UK) Limited	Hemel Hempstead UK	Distributor	GBP	3,100,000	100.00%
Alcon Pharmaceuticals Ltd.	Hünenberg Switzerland	Distributor	CHF	100,000	100.00%
Alcon Japan Ltd.	Tokyo Japan	Distributor	JPY (Shares with no nominal value)		100.00%
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest Australia	Distributor	AUD	2,550,000	100.00%
Alcon Canada Inc.	Mississauga Canada	Distributor	CAD (Shares with no nominal value)		100.00%
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	USD	100	100.00%
Alcon Laboratorios do Brasil Ltda.	Sao Paulo Brazil	Manufacturer and Distributor	BRL	7,729,167	100.00%
Alcon Laboratorios, S.A. de C.V.	Mexico City Mexico	Manufacturer and Distributor	MXN	5,915,300	100.00%
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	USD	120,000	100.00%
Alcon Hong Kong, Limited	Hong Kong	Distributor	HKD	77,000	100.00%
Alcon Pte Ltd.	Singapore	Distributor	SGD	164,000	100.00%
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing China	Manufacturer and Distributor	USD	1,357,455	100.00%
Alcon Ireland B.V.	Amsterdam The Netherlands	Manufacturer	EUR	395,696	100.00%
Alcon Laboratories Ireland Limited	Cork Ireland	Manufacturer	EUR	192,501	100.00%
N.V. Alcon Coordination Center	Puurs Belgium	Finance	EUR	415,000,000	86.16%
Alcon Italia S.p.A.	Milan Italy	Distributor	EUR	1,300,000	99.00%
Alcon Laboratuvarlari Ticaret A.S.	Istanbul Turkey	Distributor	TRY	17,724,115	100.00%

Name	Domicile	Activity	Issued Share Capital		Ownership
Alcon Pharma GmbH	Freiburg Germany	Distributor	EUR	511,292	100.00%
Alcon Credit Corporation	Hünenberg Switzerland	Finance	CHF	1,000,000	100.00%
Alcon Capital and Investment Panama, S.A.	Panama	Finance	USD	1,000	100.00%
Alcon Holdings Inc.	Wilmington USA	U.S. Sub-Holding	USD	10	100.00%

(5) SHAREHOLDERS' EQUITY

As of December 31, 2005 the Company's share capital comprises 314,559,103 issued and fully paid registered shares with a nominal value of CHF 0.20 each (2004: 310,062,322 shares).

Equity Reconciliation

in CHF '000	Number of Shares	Share Capital	Legal Reserve	Reserve for Own Shares	Retained Earnings	Total
Balance, December 31, 2003	309,310,273	61,862	561,601	59,178	1,147,424	1,830,065
Dividend payment	—	—	—	—	(220,379)	(220,379)
Exercise of options	752,049	150	31,836	—	—	31,986
Changes in reserves for own shares, net	—	—	(295,382)	295,382	—	—
Net result	—	—	—	—	796,303	796,303
Balance, December 31, 2004	310,062,322	62,012	298,055	354,560	1,723,348	2,437,975
Dividend payment	**—**	**—**	**—**	**—**	**(362,442)**	**(362,442)**
Exercise of options	**4,496,781**	**900**	**180,487**	**—**	**—**	**181,387**
Changes in reserves for own shares, net	**—**	**—**	**(426,578)**	**484,896**	**(58,318)**	**—**
Net result	**—**	**—**	**—**	**—**	**1,108,008**	**1,108,008**
Balance, December 31, 2005	**314,559,103**	**62,912**	**51,964**	**839,456**	**2,410,596**	**3,364,928**

Conditional Share Capital

The General Meeting held on February 25, 2002 approved Conditional Capital in an amount not to exceed CHF 6 million. The share capital may be increased through the issuance of up to 30,000,000 fully paid registered shares with a nominal value of CHF 0.20 per share in connection with the issuance of new shares for options to employees or directors of the Company and Group companies.

During the year 2005, 4,496,781 (2004: 752,049) new shares were issued based on exercises of share options by employees and directors. As of December 31, 2005 the Conditional Share Capital amounts to 22,415,897 (2004: 26,912,678) registered shares at CHF 0.20 each, representing a total of CHF 4,483,179.40 (2004: CHF 5,382,535.60).

Legal Reserve

The Company appropriates earnings to a legal reserve in accordance with the provisions of Swiss law. For holding companies such a reserve is, to the extent of 20% of the share capital, not readily available for distribution.

As a result of 4,496,781 (2004: 752,049) new shares issued during 2005, the legal reserve increased by CHF 180,487,552 (2004: CHF 31,835,927).

Reserve for Own Shares

During the year a total of 3,799,744 (2004: 3,704,398) shares, including 74,895 (2004: 72,522) shares for a deferred compensation plan have been acquired by Alcon, Inc. and subsidiaries at a cost of CHF 492,185,493 (2004: CHF 296,378,143) and 112,325 (2004: 16,479) shares, whereof 53,413 (2004: 1,249) related to a deferred compensation plan have been disposed at CHF 7,289,081 (2004: 996,164).

The total of 8,253,593 (2004: 4,566,174) own shares, including 179,788 (2004: 158,306) shares for a deferred compensation plan, held at December 31, 2005, represents 2.6% (2004: 1.47%) of Alcon, Inc.'s share capital. These shares will be recorded in the Share Register as being without voting rights and will not rank for dividend. Shares for a deferred compensation plan have no voting rights but rank for dividend.

At December 31, 2005 the shareholding of a Group company was 7,913,312 (2004: 833,100) shares at an acquisition cost of CHF 817,294,668 (2004: CHF 72,272,396).

(6) COMMITMENTS

The Company is committed to make future minimum payments under non-cancelable patent and know-how license agreements that amount to approximately CHF 14 million as of December 31, 2005 (2004: approximately CHF 14 million).

(7) CONTINGENT LIABILITIES

The Company issued guarantees to third parties on behalf of subsidiaries that amount to approximately CHF 121 million (2004: CHF 11 million).

Alcon, Inc. is part of the Nestlé Swiss VAT Group and therefore jointly and severally liable for any Swiss VAT liabilities of all other Group participants.

(8) SUBSEQUENT EVENT

On February 8, 2006 the Board of Directors approved the repurchase of up to an additional 5 million shares of the Company's outstanding common stock. Including prior authorizations, the Company had authority to repurchase approximately 6.7 million shares at February 8, 2006.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

According to the proposal submitted by the Board of Directors, the retained earnings of CHF 2,410,595,887 are to be appropriated as follows:

	CHF
Dividend for 2005, CHF 1.68 per share on 306,305,510 shares	514,593,257
Dividend for 2005, CHF 1.68 per share on 8,678,634 shares relating to the Alcon Incentive Plan (a)	14,580,105
Balance to be carried forward	1,881,422,525
	2,410,595,887

(a) This represents the Board of Directors' expectation of shares reserved for option rights which may be exercised in 2006, less any treasury shares acquired in 2006, prior to the record date for dividend payments.

The dividends on those shares for which the option rights are not exercised by the record date for the dividend payment and on any shares acquired by Alcon, Inc. and subsidiaries in 2006 and held in Treasury on the record date will be transferred to retained earnings.

Of the proposed dividend in 2004 the balance of CHF 8,164,638 was transferred to retained earnings.

The gross dividend amounts to CHF 1.68 per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 1.092 per share will be payable.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Bösch 69
6331 Hünenberg, Switzerland
+41 (41) 785 88 88

BOARD OF DIRECTORS
Cary R. Rayment, Chairman[3]
Peter Brabeck-Letmathe, Vice-Chairman[1,5,9]
Dr. Werner J. Bauer[2]
Francisco Castañer[2,6]
Dr. Wolfgang H. Reichenberger[3,10]
Philip H. Geier, Jr.[1,4,5,6,7]
Thomas G. Plaskett[3,4,7,8]
Lodewijk J.R. de Vink[2,4,5,6,7]

U.S. GENERAL OFFICE
6201 South Freeway
Fort Worth, Texas 76134
(817) 293-0450

WEBSITE
www.alconinc.com[‡]

COMMON STOCK
The Company's common stock is
listed on the NYSE under the
ticker symbol ACL.

TRANSFER AGENT AND REGISTRAR
The Bank of New York
620 Avenue of the Americas
New York, New York 10011
www.stockbny.com
www.adrbny.com

INVESTOR RELATIONS
Vice President of Investor Relations
and Strategic Corporate Communications
6201 South Freeway
Fort Worth, Texas 76134
(817) 551-8805

AUDITORS AND GROUP AUDITORS
KPMG Klynveld Peat Marwick Goerdeler SA
Badenerstrasse 172
CH-8004 Zurich, Switzerland

SPECIAL AUDITORS
Zensor Auditing Ltd.
Metallstrasse 9
CH-6300 Zug, Switzerland

[‡]*Certain Alcon corporate governance documents are available on this web site, including a comparison of Alcon's Swiss corporate governance and NYSE requirements for U.S. companies. Our Chief Executive Officer and Chief Financial Officer have signed certain certifications required by the Sarbanes-Oxley Act of 2002.*

(1) Term expires in 2006
(2) Term expires in 2007
(3) Term expires in 2008
(4) Audit Committee
(5) Nominating/Corporate Governance Committee
(6) Compensation Committee
(7) Independent Director
(8) Audit Committee Financial Expert
(9) Will not stand for re-election at the annual general meeting set for May 2, 2006
(10) Resigned effective December 31, 2005

Cautionary Note Regarding Forward-Looking Statements
This Annual Report contains forward-looking statements, including, but not limited to, statements about the progress of our research and development programs; the receipt of regulatory approvals; competition in our industry; the impact of pending or future litigation; changes in, or the failure or inability to comply with, government regulations; the sizes of and growth rates in our markets and our share of them; exchange rate fluctuations; general economic conditions; demographic and other trends affecting the ophthalmic industry and future demand for our products; and our financial condition and results of operations. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to uncertainty and known and unknown risks that may cause our actual results, performance or achievements to be materially different from what we expect or what is expressed or implied by our forward-looking statements. You should not place undue reliance on these forward-looking statements, because they represent our estimates and assumptions only as of the date of this report and do not give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to: research and development expenditures may not yield products that achieve commercial success; the production and launch of commercially viable products may take longer and cost more than expected; changes in the competitive environment, third-party reimbursement procedures, the global economic environment, conditions in our markets, currency exchange rate fluctuations and other uncontrollable factors; future events with material unforeseen impacts, including war, natural disasters and acts of terrorism; supply and manufacturing disruptions; the availability of qualified personnel necessary to grow our business; difficulty in protecting our intellectual property rights; pending or future litigation, government regulation or legislation; product recalls or withdrawals; the occurrence of environmental liabilities arising from our operations; and the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

* Vigamox® is licensed to Alcon by Bayer AG.
† Ciprodex® is a registered trademark of Bayer AG, licensed to Alcon by Bayer AG.

